CNF INC.

2001 ANNUAL REPORT



CONTENTS

COMPANY DESCRIPTION

CNF Inc. is a $4.9 billion company that provides supply chain management and transportation services for commercial and industrial customers throughout North America and the world. The company has two principal business units: Con-Way Transportation Services and Menlo Worldwide. Con-Way offers full-service less-than-truckload (LTL) regional next-day and second-day trucking, expedited transportation, logistics, air freight forwarding and truckload brokerage services. Menlo Worldwide companies provide domestic and international air freight services, expedited transportation, customs brokerage, and ocean container and logistics services, including third- and fourth-party logistics, and supply chain technology, engineering and consulting. Additional information about CNF and its companies can be found at www.cnf.com.

(The financial information in this report presents the results of operations through year-end 2001 prior to the formation of Menlo Worldwide.)

(Dollars in thousands except per share data)	2001	2000
Revenues	**$4,862,731**	$5,572,377
Con-Way Transportation Services	**1,912,313**	2,044,896
Emery Worldwide	**2,044,794**	2,608,142
Menlo Logistics	**898,182**	890,800
Other	**7,442**	28,539
Operating Income (Loss)	**(660,651)**	289,966
Con-Way Transportation Services	**157,467**	227,312[d]
Emery Worldwide	**(790,345)[a]**	28,365[e]
Menlo Logistics	**(15,818)[b]**	33,303
Other	**(11,955)**	986
Income (Loss) from Continuing Operations	**(433,566)[c]**	151,316[f]
Net Income (Loss) Applicable to Common Shareholders	**(402,874)**	126,803
Shareholders' Equity	**638,087**	1,061,922
Per Share		
Basic Earnings (Loss) from Continuing Operations	**$ (9.06)**	$ 2.95
Diluted Earnings (Loss) from Continuing Operations	**(9.06)**	2.65
Common Dividends Paid	**0.40**	0.40
Common Shareholders' Equity	**12.04**	20.90
Average Shares Outstanding		
Basic	**48,752,480**	48,490,662
Diluted	**48,752,480**	55,901,374

(a) Includes a $652.2 million loss, $406.3 million after tax, ($8.33 per share) from restructuring charges, a $4.7 million loss, $2.9 million after tax, ($0.06 per share) from a legal settlement on returned aircraft, and a $55.8 million loss, $34.8 million after tax ($0.71 per share) from costs of EWA's grounded aircraft.
(b) Includes a $47.5 million loss, $29.0 million after tax, ($0.59 per share) from the business failure of a customer.
(c) Includes a $5.3 million loss, $3.3 million after tax, ($0.07 per share) from investments.
(d) Includes a $5.5 million loss, $3.2 million after tax, ($0.07 per basic share and $0.06 per diluted share) from the sale of certain assets of Con-Way Truckload Services.
(e) Includes an $11.9 million loss, $6.9 million after tax, ($0.14 per basic share and $0.12 per diluted share) from the termination of certain aircraft leases.
(f) Includes a $2.6 million net gain, $1.5 million after tax, ($0.03 per basic and diluted share) from the sale of securities.


$278
$294
$354
$290
$(661)
97
98
99
00
01
$4.2
$4.5
$5.0
$5.6
$4.9
97
98
99
00
01
$120
$133
$179
$143
$(442)
97
98
99
00
01
$2.33
$2.49
$3.29
$2.65
$(9.06)
97
98
99
00
01

Operating Income (Loss)
In millions of dollars

Revenues
In billions of dollars

Net Income (Loss) from Continuing Operations
In millions of dollars

Diluted Earnings (Loss) Per Share from Continuing Operations
In dollars

CNF's business and business environment changed dramatically in 2001 following several years of unprecedented growth fueled by a surging economy. As 2001 unfolded, the economy weakened, steadily at first and then abruptly.

The CNF companies were operating in an environment of deepening global recession before the despicable September terrorist attacks in New York and Washington caused further loss of economic confidence. Our revenues declined by more than $700 million in 2001 due to the recession and the end of major contracts we had with the U.S. Postal Service (USPS).

Due to this erosion of revenue and the related decline in profits, we needed to make several critical decisions in 2001 about the future of the company. I am a firm believer that sound and executable strategy drives value. In 2001 we implemented strategies that reduced CNF's asset intensity and transformed it from a pure transportation company into an enterprise that offers global supply chain solutions.

We believe our strategy is right on target for today's market and expect it to well position us long into the future. Just three years ago our top goal was to become a significant global force in the rapidly developing marketplace for supply chain services. Today that is a reality.

Financial Results and Strategies

Implementation of our strategy has come at a price. In 2001 the company reported a net loss for shareholders of common stock of $8.26 per share, which included $9.76 per share in unusual items charged against earnings and an 80 cents per share gain from discontinued Priority Mail operations. Without all of these items, net income for common shareholders was 70 cents per share on revenue of $4.86 billion. Most of the special charges were directly related to the restructuring of Emery Worldwide and the closure of Emery Worldwide Airlines (EWA), the cost of using a duplicate fleet of contract aircraft after the airline suspended flights in August, and the loss from a bankrupt customer of Menlo Logistics. The gain was from a settlement with the USPS following a two-year contract pricing dispute that is now, for the most part, behind us.

All of the special charges in 2001, even though one-time in nature, worked to substantially decrease balance sheet equity. Nevertheless, we ended 2001 with over $400 million in cash on our balance sheet to provide flexibility in 2002. During this most challenging year, we put some troubling issues behind us and undertook key initiatives that position us to perform better in the future.

First, in December we announced the combination effective in 2002 of Emery, Menlo Logistics and Vector SCM under a new company called Menlo Worldwide, a supply chain services unit with global reach. Menlo Worldwide immediately provides our logistics operations with Emery's worldwide coverage and Emery's customers with the skills and technology needed to provide solutions to larger and more complex logistics problems. The formation of Menlo Worldwide makes it very clear that we are serious about becoming a top-tier provider of global supply chain services. Menlo Worldwide has been well received by our customers, employees and investors. In the financial section of this annual report, the operations of the major components of Menlo

Worldwide are reported separately, consistent with how they were managed in 2001. Beginning in the first quarter of 2002, they will be combined and CNF will report as two major lines of business, Con-Way and Menlo Worldwide.

Second, CNF is no longer in the airline business. The closure of EWA, a separate subsidiary of CNF that was reported as part of Emery Worldwide, was a difficult step but one critically important to the future of Emery as a part of Menlo Worldwide. However, the closure of EWA and other restructuring activities at Emery resulted in after tax write-offs of $406.3 million and the loss of more than 800 jobs. But with the new structure, Emery has shed an estimated $100 million in annual transportation costs and has greatly improved flexibility to deal with the ups and downs of the cyclical air freight market.



"We believe our strategy is right on target for today's market and expect it to well position us long into the future."

Gregory L. Quesnel
President and Chief Executive Officer

Emery's transportation network continues to provide premium next-day delivery of heavy air freight in North America using a fleet of contracted aircraft that serve all major cities in the U.S., Canada and Mexico. With this new business model, Emery has a lower, more variable cost structure, giving it the needed flexibility to respond to changes in market demand. Renamed Emery Forwarding, the company is now positioned to serve its customers around the world not only with air freight and ocean forwarding, customs brokerage and time-critical expedited shipments, but also with the third- and fourth-party logistics capabilities of Menlo Logistics and Vector SCM.

You, our investors, have supported our strategy as reflected in CNF's shareholder value, which held up well in 2001 despite the recession and our restructurings. CNF's year-end stock price held its own and did well on a relative basis compared to the Dow Jones Transportation Average, which declined 10 percent and the S&P 500, which ended the year down 13 percent. CNF's year-end stock price closed at $33.55, down just slightly from $33.81 at the end of 2000.

There were other notable accomplishments during the year. Vector SCM, the joint venture company we formed with General Motors in late 2000, successfully completed its initial year as one of the world's first fourth-party logistics companies (4PLs). Vector SCM already has assumed responsibility for almost a third of GM's logistics and distribution operations and is on target to assume management of GM's entire global supply chain within the next two years.

We also reached a settlement of our Priority Mail contract dispute with the USPS, turning over operation of the 10 Priority Mail Processing Centers to the USPS in return for a $235 million cash settlement.

We also moved quickly and successfully to adjust our cost structures in response to lower business levels. Even though the government did not confirm the economy was in recession until much later, our businesses saw the downturn begin in the third quarter of 2000. Accordingly, we began reducing our operating and administrative costs to match the lower anticipated revenue and the reduced size of our operations.

> "The formation of Menlo Worldwide makes it very clear that we are serious about becoming a top-tier provider of global supply chain services."

Finally, the company completed construction and opened a new technology building at our AdTech campus in Portland, Oregon. The new building now houses all of our technology employees and our worldwide data center. We are particularly proud that the building's design has state-of-the-art environmental features that help conserve and protect valuable natural resources.

Despite the recession, Con-Way Transportation Services finished 2001 as the nation's most efficient and profitable LTL trucking company. Trucking has been a part of our company for 73 years. One of the many things we have learned over those years is how to operate in a recession (the company was founded during the Great Depression, so we received an early education in this regard). No trucking company is better than Con-Way at improving efficiency during a downturn and they excelled at this once again.

In 2001 Con-Way also strengthened its operations in North America, expanding its business and developing strong identities for Con-Way Canada Express and Con-Way Mexico Express. Increasing trade with our neighbors to the north and south is providing valuable growth opportunities for Con-Way and its customers.

The company entered into the air freight forwarding business in 2001 with the opening of Con-Way Air Express, or CAX. This company was organized to provide Con-Way's customers with an in-house air freight shipping option with the premium service, superior systems and people-oriented business culture they expect from a Con-Way company.

Overall, the Con-Way companies operated in the weakest and most competitive market in a decade, an environment that forced more than 2,000 mostly small motor carriers out of business. We expect industry consolidation will continue should the recession extend throughout 2002.

Management and Board of Directors

I was pleased to announce in December that John H. Williford was promoted to lead the new Menlo Worldwide organization as its president and chief executive officer. John is a 20-year employee of the CNF organization. He founded Menlo Logistics and helped build it into what is now almost a billion dollar company. As head of the newly combined Emery, Menlo and Vector SCM companies, John will lead a $3 billion enterprise with 12,000 employees. He is highly respected in the logistics and supply chain management business and is considered one of the industry's thought leaders. We expect Menlo Worldwide to quickly become a recognized industry leader in global supply chain management under John's strong leadership.

In a related move, longtime CNF chief financial officer Chutta Ratnathicam returned to the parent company after 15 months on special assignment as CEO of Emery.

Next month, the CNF Board of Directors will lose the services of Richard B. Madden. Dick will retire after 10 years on the Board. When he joined our Board a decade ago, he brought with him a wealth of talent and the experience of being CEO of Potlatch Corporation for many years. CNF has benefited greatly from Dick's participation on our Board. He has been an engaged and influential Board member in shaping the progress of the company. His wise counsel, steady guidance and wit will be missed. We wish Dick well in his retirement from our Board.

Outlook

The duration of this recession is still anybody's guess, however, there is no doubt that it is still with us. Accordingly, we are taking a cautious posture regarding our outlook for growth in 2002.

Traditionally, CNF companies grow at a rate that exceeds that of the national economy and we fully expect to do that once again. We are hopeful that a recovery in the latter half of 2002 will put some much needed economic wind in our sails. In the meantime, we will focus on executing our strategy for Menlo Worldwide to establish its presence as a leader in global supply chain services. This new company has tremendous energy, a good strategy and determined management. We will ensure that Con-Way is prepared to resume growth in its trucking operations and makes progress in its newer businesses, Con-Way Logistics and Con-Way Air Express. We will also keep a tight lid on costs for the duration of this downturn and work to strengthen our liquidity position.

> "Traditionally, CNF companies grow at a rate that exceeds that of the national economy and we fully expect to do that once again."

CNF has a good story to tell and we will spend a significant amount of time sharing it with our customers and Wall Street. Our companies do important and complex work for thousands of major corporations around the world. Our efforts to communicate our capabilities to all of our stakeholders will be intensified in 2002.

These are indeed challenging times for our economy and for CNF. It is at times like these that we are most grateful for and appreciative of our thousands of experienced and loyal employees. Our people have built this company over seven decades. Their efforts have allowed it to endure through many business cycles like this one and each time our company has emerged ready and able to prosper from economic rebounds. Knowing our people as I do, I am sure that this cycle will be no exception.

The Board of Directors extends thanks and acknowledgement to its employees, shareholders, customers and suppliers, who are each an indispensable part of CNF.



Gregory L. Quesnel
CNF President and Chief Executive Officer
March 1, 2002

Global Business Solutions. The more complex and global a supply chain is, the more difficult it is to manage. And the greater the rewards are for managing it better. Most companies don't have the expertise required to take that next step and are looking for someone to light the path for them. It's a path worth taking. For hidden within the supply chain of each company are opportunities to reduce product cycle times and lower inventory costs, make transportation networks less costly and more efficient, and improve not only the flow of components and finished goods, but the flow of information needed to provide visibility along the entire length of the chain.

When General Motors, the world's largest manufacturer, was looking for a company to be its lead logistics provider worldwide it called CNF. Supply chains don't get any more global or complex than GM's so we jumped at the chance. Together, we formed Vector SCM. In less than a year, Vector has helped reduce GM's vehicle delivery time in North America with a significant reduction in cost. Vector has also provided GM with visibility and exception management for new vehicles in transit to GM dealers.


MENLO
WORLDWIDE

[illegible]

Global Services



CNF, Menlo Worldwide and Con-Way help companies achieve competitive advantage by strategically approaching supply chain management. We take a process approach that relies on planning, documenting, training, measuring and execution. And on information technology. We use what we learn and the information we gather to continue to innovate and help companies meet their operational and financial goals.



Our **web-enabled information management** systems connect the silos and break down the barriers to the movement of information. Before the Internet, truly integrated global supply chain management was more a theory than a reality. Today, all things are possible and the movement of information is as important to effective supply chain management as the movement of freight.

We've invested millions of hours creating new **information technology** to move shipments faster and more efficiently with consistent delivery times. We've developed online inventory, track and trace, ordering and invoicing capabilities, and systems that model which freight should be loaded on which truck and then provide an optimal delivery schedule to our drivers. Other systems facilitate international shipments with rapid, accurate and nearly paperless customs clearance. Hands-free scanners monitor the loading of air cargo containers and railcars, and our technology enables parts of a shipment from different locations to be merged in transit for **one complete delivery** of the order to the end customer, reducing transportation and storage costs and improving customer satisfaction.



To manage a supply chain effectively, the information systems of a company must be linked with those of its suppliers, vendors and customers. We are leaders in the development and use of information technology that connects silos of information to provide visibility into the movement of parts and finished goods. Until recently, connections were made via electronic data interchange (EDI), which required writing new computer code. Today, our logistics management systems are leading the definition and implementation of real-time communications standards for the logistics industry.

Time-Definite Transportation



And deliver we do. Reliable, time-definite transportation is critical to **effective supply chain management** and the clock is always ticking. We transport raw materials to manufacturers to keep their just-in-time factories humming. And run warehouses where we fill customer orders, manage inventory and process returns. We customize and package products so users receive manuals in their language. We expedite shipments of parts to get broken machinery up and running. And we do it all with customer service that is second to none. When it comes to supply chain management, it's a brave new world. And we believe the opportunities for our customers—and for us—are endless.

In 1984, John Deere was looking to strengthen its supply chain by providing next-day delivery to its Midwestern dealer network. Con-Way's transit times and coverage offered the perfect solution and the relationship has grown. Today Con-Way delivers not only finished products, but helps keep Deere's production line running smoothly. Con-Way's reliability and consistent service have enabled Deere to reduce inventories for Deere and its dealers. When emergencies arise, Deere calls Con-Way for a solution that can include Saturday delivery, expedited delivery by Con-Way Now or air freight forwarding from Con-Way Air Express.



Con-Way has long been the leader in the kind of time-definite, less-than-truckload transportation that is critical to effective supply chain management. Today its supply chain services also include logistics, air-freight forwarding, expedited shipping, truckload brokerage services and expanded operations in Canada and Mexico.

Menlo Worldwide was formed in December 2001 to provide a focal point for CNF's supply chain management capabilities on a global basis.

Emery restructured its North American air freight network to reduce costs and improve efficiency. Emery Ocean Services grew rapidly, and Emery Customs Brokers expanded to add greater customs brokerage service along the southern border to serve fast-growing U.S.–Mexico trade. Emery Expedite! teamed up with Continental and Delta Airlines to provide pickup and delivery for their express package services.


MENLO
WORLDWIDE

Headquarters:
Redwood City, California
Number of Employees:
11,700
Number of Facilities:
650
Revenues:
$2.9 billion
Operating Loss Excluding Unusual Items:
$55.4 million

Menlo Worldwide Logistics expects to generate $100 million in annual revenue from six major new customers and additional revenue from its combination with Emery Global Logistics. Menlo Logistics introduced a new, fully integrated logistics management software solution.

Vector SCM continued to expand its responsibility for GM's global logistics and now has logistics control centers in North America, Europe, Asia, Latin America and Australia.

Con-Way Transportation Services introduced two new non-asset-based companies, improved on-time delivery performance at its regional LTL carriers from 97.3 percent to 97.7 percent, created additional e-business capabilities and features, and expanded its warehousing capacity by 40 percent at Con-Way Logistics to serve its growing customer base.

Con-Way Air Express, an air freight forwarder serving the 50 United States and Puerto Rico, opened in May using a new web-enabled software system designed by Con-Way. Con-Way Full Load, a brokerage service for truckload shippers, began operations in early 2002 using information systems based on those originally developed for Con-Way NOW. The Con-Way LTL web site introduced dynamic notification of shipment status via e-mail, online invoice status tracking, and advanced XML-based software applications.



Headquarters:
Ann Arbor, Michigan
Number of Employees:
15,500
Number of Service Centers:
448
Revenues:
$1.9 billion
Operating Income:
$157.5 million

In 2001, 60 Con-Way drivers qualified for the American Trucking Associations' National Truck Driving Championships, the largest number ever to qualify from a single company.

CONTENTS

CONSOLIDATED RESULTS OF OPERATIONS

Net loss applicable to CNF's common shareholders of $402.9 million ($8.26 per share) was due primarily to a net loss from continuing operations (after preferred dividends) of $441.8 million ($9.06 per share). The net loss from continuing operations in 2001 reflects several unusual items, including pre-tax restructuring charges of $652.2 million at the Emery Worldwide reporting segment (Emery), costs of Emery Worldwide Airlines' (EWA) grounded aircraft fleet incurred while also bearing costs of utilizing aircraft operated by other air carriers following cessation of air carrier operations by EWA, losses from the failure of a significant customer at Menlo Logistics, and other unusual items described below. Excluding unusual items, net income from continuing operations in 2001 was $34.2 million. The loss from continuing operations in 2001 was partially offset by a $39.0 million after-tax gain ($0.80 per share) from discontinued operations resulting from a contract settlement with the U.S. Postal Service (USPS) described below under "Discontinued Operations."

Net income available to common shareholders in 2000 of $126.8 million ($2.36 per diluted share) included net income from continuing operations of $143.1 million ($2.65 per diluted share), a $13.5 million after-tax loss ($0.24 per diluted share) from discontinuance of operations under EWA's former Priority Mail contract with the USPS, and a $2.7 million after-tax loss ($0.05 per diluted share) from the cumulative effect of an accounting change. Net income available to common shareholders in 1999 was $182.3 million ($3.35 per diluted share), including income from continuing operations of $179.3 million ($3.29 per diluted share) and after-tax income of $3.0 million ($0.06 per diluted share) from discontinued operations.

As used in Management's Discussion and Analysis, all references to CNF, "we," "us," and "our" and all similar references mean CNF Inc. and its subsidiaries, unless otherwise expressly stated or the context otherwise requires.

CONTINUING OPERATIONS

In 2001, the $441.8 million net loss from continuing operations reflects $652.2 million of restructuring charges at Emery, costs of EWA's grounded aircraft fleet incurred while also bearing costs of utilizing aircraft operated by other air carriers following cessation of air carrier operations by EWA, losses from the failure of a significant customer at the Menlo Logistics reporting segment (Menlo), and other unusual items shown in the table below. The operating loss of $660.7 million in 2001 declined from operating income of $290.0 million earned in 2000 due primarily to these 2001 unusual items and lower revenue. The decline in revenue to $4.86 billion in 2001 from $5.57 billion in 2000 was due primarily to a deepening global economic recession in 2001 and lower revenue from EWA's Express Mail contract with the USPS, which was terminated in 2001.

Net income from continuing operations for 2000 declined to $143.1 million from $179.3 million in 1999 due to lower operating income and higher other net expenses, partially offset by a lower effective tax rate. Operating income of $290.0 million in 2000 declined from $354.2 million in 1999 due primarily to lower operating income from Emery and the Other segment, partially offset by higher operating income from Menlo. Revenue of $5.57 billion in 2000 increased 10.6% from $5.04 billion in 1999 due primarily to higher revenue from the Con-Way Transportation Services reporting segment (Con-Way), Emery and Menlo.

Unusual items for the three years ended December 31, 2001 are summarized below and described in the discussion of operating results for CNF's reporting segments.

In millions except per share data	Pre-tax Expense (Income)	Diluted Loss (Earnings) Per Share
Year ended December 31, 2001		
Charges for restructuring of Emery, including cessation of air carrier operations by EWA	$652.2	$ 8.33
Costs for an EWA legal settlement on returned aircraft	4.7	0.06
Costs of EWA's grounded aircraft fleet incurred while also bearing costs of utilizing aircraft operated by other air carriers following cessation of air carrier operations by EWA	55.8	0.71
Write-off and related costs from the failure of a significant Menlo Logistics customer	47.5	0.61
Net corporate charges, including a $5.3 million non-operating investment loss	3.9	0.05
Year ended December 31, 2000		
Loss from the sale of certain assets of Con-Way Truckload Services	5.5	0.06
Loss from the termination of EWA aircraft leases	11.9	0.12
Non-operating investment gain	(2.6)	(0.03)
Year ended December 31, 1999		
Net gain from a corporate legal settlement	(16.5)	(0.17)
Net gain from the sale of the assets of CNF's former wholesale parts and supplies distributor	(10.1)	(0.10)
Non-operating investment gain	(9.6)	0.10

As discussed below under "Emery Worldwide—Regulatory Matters," EWA, a separate subsidiary included in the Emery Worldwide reporting segment, previously operated as an airline under an air carrier certificate issued by the Federal Aviation Administration (FAA). On August 13, 2001, EWA was required to suspend its air carrier operations as part of a settlement agreement with the FAA and, on December 5, 2001, CNF announced that EWA would cease operating as an air carrier. As discussed below under "Emery Worldwide—Restructuring Charges," in 2001 Emery recognized a total of $652.2 million of restructuring charges in connection with the realignment of Emery's operations and the suspension and subsequent cessation of EWA's air carrier operations. These charges and other related costs and expenses had a material adverse effect on CNF's financial condition and results of operations in 2001. These restructuring charges reflect CNF's estimate of the costs of terminating EWA's air carrier operations and restructuring Emery's business and related matters. CNF believes that the estimate is adequate to cover these costs based on information currently available and assumptions management believes are reasonable under the circumstances. However, there can be no assurance that actual costs will not differ from this estimate, and if actual costs exceed CNF's estimate Emery will be required to recognize additional charges which could result in defaults under debt instruments and aircraft leases, or recognize other costs and expenses in connection with these matters. See "Emery Worldwide—Restructuring Charges," "Emery Worldwide—Regulatory Matters," "Liquidity and Capital Resources—Restructuring Charges and Regulatory Matters" and Notes 3, 5, 6 and 14 to the Consolidated Financial Statements.

Operating results at Emery in 2001 were also adversely affected by the terrorist attacks on September 11, 2001. Contractors providing air carrier service to Emery were grounded on September 11 and 12 and did not resume service until the evening of September 13, which adversely affected Emery's 2001 results of operations. In addition, CNF believes that operating results at Emery and CNF's other reporting segments continue to be adversely affected by the general decline in economic conditions that occurred after these terrorist attacks.

Con-Way Transportation Services

Revenue for Con-Way in 2001 fell 6.5% to $1.91 billion due primarily to declines in weight per day (weight) and, to a lesser extent, revenue per hundredweight (yield). Total and less-than-truckload (LTL) tonnage for Con-Way's regional carriers in 2001 decreased 3.8% and 3.2%, respectively. Con-Way's management believes that decreases in weight in 2001 were due primarily to an economic recession in the U.S. Total yield was down 0.5% from 2000 due to lower fuel surcharges and pricing pressures partially offset by an increase in the percentage of inter-regional joint services, which typically command higher rates on longer lengths of haul. Also, Con-Way Truckload Services, which accounted for revenue of $62.6 million in 2000, ended operations after the sale of certain of its assets in August 2000. Revenue in 2000 increased 8.9% from 1999 as Con-Way's regional carriers increased total weight by 3.2% and LTL weight by 3.3%. Yield in 2000 increased 7.1% over 1999.

Con-Way's operating income in 2001 of $157.5 million was 30.7% lower than 2000 due primarily to lower revenue, a 10.5% increase in health and welfare costs, and operating losses from the start-up of Con-Way Air Express, a domestic air freight forwarding company that began operations in May 2001. Con-Way's operating income of $227.3 million in 2000 included a $5.5 million loss from the sale of certain assets of Con-Way Truckload Services. Excluding the non-recurring asset sale, operating income rose 1.7% from 1999 due primarily to an increase in revenue, partially offset by higher employee benefit costs.

Con-Way continues to pursue its strategy of broadening its revenue with new services that require minimal capital investments. In addition to Con-Way Air Express, which began operations in May 2001, Con-Way in January 2002 introduced Con-Way Full Load, a truckload brokerage service. In early 2002, Con-Way was unsuccessful at retaining a major account after the customer's decision to solicit new bids for all of its ground transportation business. In 2001, revenue related to this account was estimated at $75 million. Con-Way is expecting to lose much or all of this business in 2002. Con-Way is seeking to obtain new business to offset the loss of this major account.

Emery Worldwide

Operating Results. In 2001, Emery's revenue was $2.04 billion, a 21.6% decline from 2000, due primarily to lower North American and international air freight revenue and the termination by the USPS of EWA's contract to transport Express Mail, effective August 26, 2001, as described below under "—Express Mail Contract." Average international air freight revenue per day in 2001, including fuel surcharges, fell 13.2% from 2000 due to a 14.1% decline in average pounds transported per day (weight), partially offset by a 1.1% increase in average revenue per pound (yield). Emery's management believes that declines in international weight in 2001 were due primarily to a global economic recession, which adversely affected business levels in international markets served by Emery, and lost revenue from the terrorist incident described below under "—Terrorist Attacks. Average North American air freight revenue per day, including fuel surcharges, declined 28.4% in 2001 due to a 30.8% drop in weight, offsetting a 3.6% increase in yield. Emery's management believes that lower weight in North America in 2001 was primarily attributable to a global economic recession, lost revenue following the terrorist attacks of September 11, 2001, and, to a lesser extent, loss of business to ground transportation providers. Lower weight in 2001 was also due in part to Emery's ongoing yield management program, which is designed to eliminate or reprice lower-margin business, and to a reduction in the number of aircraft flown and domestic markets served by Emery.

Emery's revenue in 2000 increased 8.3% over 1999 to $2.61 billion due largely to higher international air freight revenue and, to a lesser extent, fuel surcharges. International air freight revenue for 2000, including fuel surcharges, rose 20.4% over 1999 due in part to improved international economic conditions, which Emery's management believes contributed to an 11.6% increase in weight and a 7.8% increase in yield in 2000 over 1999. North American air freight revenue for 2000, including fuel surcharges, was essentially unchanged from 1999 on a 7.9% decline in North American weight and a 9.1% increase in yield.

Emery's operating loss of $790.3 million in 2001 reflects restructuring charges aggregating $652.2 million, $55.8 million for costs of EWA's grounded aircraft fleet incurred while also bearing costs of utilizing aircraft operated by other air carriers following cessation of air carrier operations by EWA, as described below, as well as a $4.7 million loss from a legal settlement in 2001 relating to previously returned aircraft. Emery's operating income of $28.4 million in 2000 included a $11.9 million unusual loss from the termination of EWA aircraft leases. Excluding unusual items in both years, Emery recorded an operating loss of $77.6 million in 2001 compared to operating income of $40.3 million in 2000, due primarily to lower revenue in 2001. Operating income of $28.4 million in 2000 declined from $75.5 million in 1999 due primarily to an increase in airhaul expense, which was negatively affected by higher maintenance costs, and from the $11.9 million unusual loss from the termination of EWA aircraft leases in 2000.

Restructuring Charges. In June 2001, Emery began an operational restructuring to align it with management's estimates of future business prospects for domestic heavy air freight and address changes in market conditions, which deteriorated due to a slowing domestic economy, loss of EWA's contracts with the USPS to transport Express Mail and Priority Mail and, to a lesser extent, loss of business to ground transportation providers.

The $340.5 million restructuring charge recognized in the second quarter of 2001 consisted primarily of non-cash impairment charges, including the write-off of $184.2 million for unamortized aircraft maintenance and $89.7 million for aircraft operating supplies, equipment and other assets. Consistent with CNF's accounting policy for the impairment of long-lived assets, which is described further in Note 1 to the Consolidated Financial Statements, asset impairment charges were based on an evaluation of cash flows for North American operations and, for certain assets, independent appraisals. Also included in the restructuring charge was $66.6 million for estimated future cash expenditures related primarily to the return to the lessors of certain aircraft leased to Emery and the termination of the related leases.

As described below under "—Regulatory Matters," the FAA required EWA to suspend its air carrier operations on August 13, 2001. In response to the FAA action, as well as the terrorist actions described below under "—Terrorist Attacks" and a deepening global economic recession, Emery's management re-evaluated Emery's restructuring plan. As described above, CNF announced on December 5, 2001 that Emery in 2002 would become part of CNF's new Menlo Worldwide group of supply chain service providers and would continue to provide full North American forwarding services utilizing aircraft operated by other air carriers instead of EWA's fleet of aircraft, and that EWA would cease air carrier operations. In connection with the revised restructuring plan, in the fourth quarter of 2001 Emery recognized additional restructuring charges of $311.7 million for the planned disposal of leased aircraft, cessation of EWA's remaining operations, employee separation costs for 157 Emery employees, and other costs.

Consistent with CNF's accounting policy related to the use of estimates, which is described further in Note 1 to the Consolidated Financial Statements, the restructuring charges in 2001 were based in part on significant estimates and assumptions made by Emery's management as to the amount and timing of aircraft rental payments and the costs of returning those aircraft upon expiration of the leases. The $311.7 million restructuring charge recognized in the fourth quarter of 2001 includes primarily accruals for scheduled undiscounted rental payments for aircraft leased to Emery and estimated costs of returning those aircraft upon expiration of the related leases. Actual costs may differ from those estimates and that difference would be recognized as additional expense or income in the period when and if that determination can be made. For 2002, the scheduled rental payments of the aircraft aggregate $61.0 million. However, Emery may pay a larger portion of its scheduled rental payments in 2002 or thereafter, which could be substantial, if EWA successfully negotiates the early termination of aircraft leases or in connection with defaults by EWA under aircraft leases. See "—Regulatory Matters" and "Liquidity and Capital Resources—Restructuring Charges and Regulatory Matters" below.

The following table represents the cumulative activity related to Emery's 2001 restructuring plan:

In millions	Total Charges	Cash Payments	Charged Against Assets	Reserves at December 31, 2001
Employee separations	$ 6.1	$ (0.8)	$ —	$ 5.3
Asset impairments	278.0	—	(278.0)	—
Aircraft and other costs	368.1	(2.9)	—	365.2
	$652.2	$(3.7)	$(278.0)	$370.5

Regulatory Matters. Internationally, Emery operates as an air freight forwarder using mostly commercial airlines. Prior to the suspension and subsequent cessation of EWA's air carrier operations in 2001, Emery provided air transportation services in North America using owned and leased aircraft operated by EWA and aircraft operated by third parties.

Until August 13, 2001, EWA operated as an airline. Although EWA has ceased air carrier operations, EWA still has an air carrier certificate issued by the FAA and is subject to maintenance, operating and other safety-related regulations promulgated by the FAA and is subject to FAA inspections. Based on issues identified during inspections conducted by the FAA, on August 13, 2001 EWA was required to suspend its air carrier operations as part of an interim settlement agreement with the FAA. On December 5, 2001, CNF announced that EWA was ceasing its air carrier operations. Since EWA's suspension of its air carrier operations on August 13, 2001, Emery has been providing services to its customers in North America by utilizing aircraft operated by other air carriers. This resulted in substantial additional expense during 2001, partially offset by savings resulting from the furlough of approximately 800 EWA employees as described in the next paragraph. Emery intends to continue to use aircraft operated by third parties to provide service to its customers in North America, which will result in Emery continuing to pay both the ongoing lease payments and other costs associated with EWA's own fleet of grounded aircraft in addition to the cost of having other air carriers provide service to Emery's North American customers. However, for financial reporting purposes, Emery's operating expense will continue to include the cost of aircraft operated by other carriers, but will not include the scheduled rental payments relating to EWA's fleet of grounded aircraft and the costs of returning those aircraft upon expiration of the related leases, except in the event and to the extent that those rental payments and the costs of returning those aircraft upon expiration of the related leases differ from the corresponding amounts already accrued as part of the 2001 restructuring charges.

As a result of EWA's suspension of its air carrier operations on August 13, 2001, EWA furloughed approximately 400 pilots and crewmembers. Those pilots and crewmembers are represented by the Air Line Pilots Association (ALPA) union under a collective bargaining agreement and ALPA filed a grievance on their behalf protesting the furlough. The grievance sought pay during the course of the suspension. CNF is currently involved in arbitration with respect to this claim. On December 5, 2001, EWA announced that it would cease operating as an air carrier, and in connection therewith terminated the employment of all pilots and crewmembers, bringing the total number of terminated employees in 2001 to 800. EWA is currently engaged in effects bargaining with ALPA regarding EWA's cessation of air carrier operations. In addition, ALPA has filed a grievance on behalf of the pilots and crewmembers protesting the cessation of EWA's air carrier operations and Emery's use of other air carriers. Some aspects of the ALPA matters may be subject to binding arbitration. Based on CNF's current evaluation, management has addressed its estimated exposure related to the ALPA matters. However, CNF cannot predict with certainty the ultimate outcome of these matters.

In a final settlement agreement with the FAA entered into on September 17, 2001, EWA agreed to pay a $1 million civil penalty related to alleged operations, avionics, and maintenance irregularities. The final settlement agreement was amended on December 4, 2001 as a result of Emery's decision to terminate EWA's air carrier operations. Under the amended settlement agreement, the FAA has agreed not to take action to revoke EWA's air carrier certificate until, at the earliest, May 15, 2002. CNF can provide no assurance that the FAA will continue to allow EWA to maintain its air carrier certificate after May 15, 2002 and, while the matter is not free from doubt, the revocation of this certificate could result in a default under leases pursuant to which EWA leases a substantial number of aircraft. In addition, the fourth-quarter 2001 restructuring charge relating to the cessation of EWA's air carrier operations has resulted in defaults under agreements pursuant to which EWA leases some of its aircraft. Defaults under these leases could require substantial payments to be made to the lessors prior to scheduled payment dates. See "Liquidity and Capital Resources—Restructuring Charges and Regulatory Matters" for further discussion.

Due in large part to the fourth-quarter 2001 restructuring charge incurred in connection with the cessation of EWA's air carrier operations, CNF was required to obtain amendments to its bank revolving credit agreement in December 2001 in order to remain in compliance with the financial covenants in that agreement. CNF can provide no assurance that events relating to the cessation of EWA's air carrier operations will not result in a future breach of the financial covenants under CNF's revolving credit facility. See "Liquidity and Capital Resources—Restructuring Charges and Regulatory Matters" for further discussion.

Terrorist Attacks. Operating results at Emery were adversely affected by the terrorist attacks on September 11, 2001. Contractors providing air carrier service to Emery were grounded on September 11 and 12 and did not resume service until the evening of September 13, which adversely affected Emery's results of operations. In addition, CNF believes that operating results at Emery Worldwide and its other reporting segments continue to be adversely affected by the general decline in economic conditions that occurred after these terrorist attacks.

In response to the terrorist attacks, the U.S. Congress passed the Air Transportation Safety and System Stabilization Act (the "Act"), a $15 billion emergency economic assistance package intended to mitigate financial losses in the air carrier industry. The legislation provides for $5 billion in direct loss reimbursement and $10 billion in federal loan guarantees and credits, expands war risk insurance coverage for air carriers, and provides some government assistance for short-term increases in insurance premiums. Emery is seeking assistance under the Act for direct loss reimbursement; however, CNF can provide no assurance that Emery will receive any payments under the Act or as to the timing or amount of any payments Emery may be entitled to receive under the Act. As such, Emery has not currently recorded any gains or receivables that may result from a recovery by Emery under the Act.

Express Mail Contract. In January 2001, the USPS and Federal Express Corporation (FedEx) announced an exclusive agreement under which FedEx will transport Express Mail and Priority Mail. EWA transported Express Mail and other classes of mail for the USPS under a contract (the "Express Mail contract"), which was originally scheduled to expire in January 2004; however, the USPS terminated the Express Mail contract "for convenience" effective August 26, 2001.

As described below under "Discontinued Operations," on November 3, 2000, EWA and the USPS announced an agreement (the "Termination Agreement") to terminate their contract for the transportation and sortation of Priority Mail (the "Priority Mail contract"). On September 26, 2001, EWA entered into an agreement with the USPS to settle claims relating to the Priority Mail contract with the USPS (the "Settlement Agreement"). Under the Settlement Agreement, EWA received a $235 million payment from the USPS on September 28, 2001 to settle all non-termination claims under the Priority Mail contract. Under the Settlement Agreement, on September 28, 2001, EWA also received a $70 million provisional payment from the USPS for termination costs and other claims related to the Express Mail contract. The Settlement Agreement provides for the provisional payment to be adjusted if actual termination costs and other agreed upon claims relating to the Express Mail contract are greater or less than $70 million, in which case either the USPS will be required to make an additional payment with interest or EWA will be required to return a portion of the provisional payment with interest.

As of December 31, 2001, the $70 million payment was included in deferred credits in CNF's Consolidated Balance Sheets; this amount will continue to be included in deferred credits until it is used to retire the remaining assets related to the Express Mail contract. The Settlement Agreement provides that the total amount payable by the USPS for termination costs and other claims relating to the Express Mail contract may not exceed $150 million. On December 14, 2001, EWA filed a termination settlement proposal with the USPS for recovery of EWA's costs of providing service under the terminated Express Mail contract as well as costs incurred by EWA's subcontractors for performing services under the Express Mail contract. Any recovery of such costs would be offset in whole or in part by the $70 million provisional payment received in 2001.

In 2001, Emery recognized revenue of $117.0 million from the transportation of mail under the Express Mail contract, compared to $229.1 million in 2000 and $226.2 million in 1999. Operating income from the Express Mail contract in 2001 was $6.3 million compared to $28.2 million in 2000 and $35.5 million in 1999.

Outlook. As described above, CNF on December 5, 2001 announced that Emery would become part of CNF's new Menlo Worldwide group in 2002 and would continue to provide North American forwarding services utilizing aircraft operated by other air carriers instead of EWA's fleet of aircraft, and that EWA would cease air carrier operations. As a result, John Williford, President of the Menlo Worldwide group of supply chain service providers, will have responsibility for the newly-aligned Emery business unit. Chutta Ratnathicam, Emery's former Chief Executive Officer, will return to his former position as CNF's Chief Financial Officer. Management will continue Emery's focus on expanding its variable-cost-based international operations and actively renegotiating airhaul rates in an effort to improve international operating margins. In North America, management will continue to position Emery as a freight forwarder utilizing aircraft operated by other carriers. As a result, management expects a more flexible variable-cost-based operating structure in North America with a decline in next-day freight services and an increase in second-day and deferred services. Management will continue its efforts to reduce Emery's North American cost structure, including the service center and hub network.

Menlo Logistics

Menlo's revenue in 2001 rose 0.8% over 2000 to $898.2 million. Revenue in 2001 was adversely affected by a global economic recession, which resulted in lower business levels for some of Menlo's customers and the business failure of a furniture retailer that was a significant customer of Menlo as described below. Menlo's revenue of $890.8 million in 2000 exceeded revenue of $716.0 million in 1999 by 24.4%. Revenue growth in 2000 was due primarily to continued growth in logistics contracts and consulting fees.

A portion of Menlo's revenue is attributable to logistics contracts for which Menlo manages the transportation of freight but subcontracts the actual transportation and delivery of products to third parties. Menlo refers to this as purchased transportation. Menlo's net revenue (revenue less purchased transportation) in 2001 was $268.5 million, compared to $265.6 million in 2000 and $206.6 million in 1999.

Including the loss described below from the failure of a significant customer, Menlo incurred a $15.8 million operating loss in 2001. Excluding this loss, Menlo's operating income in 2001 was $31.6 million, a decrease of 5.0% from 2000. Lower operating income in 2001, excluding the unusual charge, was due in part to a decline in the percentage of higher-margin consulting fees earned by Menlo partially offset by an increase in the percentage of lower-margin transportation management services provided by Menlo. Operating income of $33.3 million in 2000 increased 49.6% over operating income of $22.3 million in 1999 due largely to higher revenue from supply chain projects and an increase in the percentage of higher-margin consulting fees.

Loss From the Business Failure of a Customer. In 2001, Menlo recognized losses of $47.5 million from the business failure of a furniture retailer that was a significant customer of Menlo. The losses were primarily composed of write-offs of accounts receivable and accrued lease costs on vacated facilities, as well as employee separation costs for approximately 280 jobs relating to the account. In 2001, Menlo recognized revenue from this customer of $54.8 million, compared to $13.6 million in 2000. Excluding the loss, operating income earned by Menlo from this customer's account in 2001 was $2.6 million compared to operating income of $0.3 million earned from the account in 2000.

Other Segment

In 2001, the Other segment included the operating results of Road Systems, Vector SCM and other corporate items. Vector SCM is a joint venture formed with General Motors in December 2000 to provide logistics services to General Motors. CNF owns 80% of the Vector SCM joint venture; however, the operating results of Vector SCM are reported in the Other segment as an equity method investment based on General Motors' ability to control certain operating decisions. In 2000, the reporting segment included the operating results of Road Systems and Vector SCM. In 1999, the reporting segment included Road Systems, a gain from a corporate legal settlement, and prior to the sale of its assets in May 1999, Vantage Parts.

The $12.0 million operating loss from the Other segment in 2001 was due primarily to $9.4 million of operating losses incurred during the start-up phase of Vector SCM, and certain corporate items. These items included a $7.2 million underwriting loss, partially offset by a $5.1 million reversal of accrued expenses on executive compensation plans (excluding $3.4 million of expense reversals allocated to other reporting segments). The decline to essentially break-even results in 2000 from operating income of $27.6 million in 1999 was due primarily to a $16.5 million net gain from a corporate legal settlement in January 1999, and a $10.1 million net gain from the sale of assets of VantageParts, CNF's former distributor of wholesale parts and supplies.

Other Net Expense and Income Taxes

Other net expense in 2001 was 22.6% higher than in 2000 due largely to non-operating corporate items, including a $5.3 million investment loss in 2001 and a $2.6 million gain from the sale of securities in March 2000. Interest expense in 2001 fell 6.6% from 2000, reflecting lower interest expense on long-term debt, which was effectively converted from fixed rate to floating rate with interest rate swaps entered into in April 2000. Other net expense in 2000 increased 30.9% from 1999 due primarily to a $9.6 million net gain from the sale of securities in December 1999 and higher interest expense, partially offset by the $2.6 million investment gain in March 2000.

Losses from the significant unusual charges in 2001 contributed to an effective tax benefit rate of 37.7%, compared to an effective tax rate of 42.1% in 2000 and 43.6% in 1999. The reduction in the effective tax rate in 2000 from 1999 was primarily attributable to tax planning strategies and resolution of tax issues.

DISCONTINUED OPERATIONS

On November 3, 2000, EWA and the USPS announced an agreement (the "Termination Agreement") to terminate their contract for the transportation and sortation of Priority Mail (the "Priority Mail contract"). The Priority Mail contract was originally scheduled to terminate in the first quarter of 2002, subject to renewal options. Under the terms of the Termination Agreement, the USPS on January 7, 2001 assumed operating responsibility for services covered under the Priority Mail contract, except certain air transportation and related services, which were terminated effective April 23, 2001.

The USPS agreed to reimburse EWA for Priority Mail contract termination costs, including costs of contract-related equipment, inventory, and operating lease commitments, up to $125 million (the "Termination Liability Cap"). On January 7, 2001, the USPS paid EWA $60 million toward the termination costs. The Termination Agreement provides for this provisional payment to be adjusted if actual termination costs are greater or less than $60 million, in which case either the USPS will be required to make an additional payment with interest or EWA will be required to return a portion of the provisional payment with interest. The Termination Agreement preserved EWA's right to pursue claims for underpayment of other amounts owed to EWA under the contract, which were ultimately settled in September 2001 as described below. CNF believes that contract termination costs incurred by EWA are reimbursable under the Termination Agreement and do not exceed the Termination Liability Cap. However, there can be no assurance EWA will receive any additional payments relating to these termination costs or that all termination costs incurred by EWA will be recovered.

On September 26, 2001, EWA entered into an agreement with the USPS to settle claims relating to the underpayment of amounts owed to EWA under the Priority Mail contract (the "Settlement Agreement"). Under the Settlement Agreement, EWA received a $235 million payment from the USPS on September 28, 2001 to settle all non-termination claims under the Priority Mail contract. These claims were to recover costs of operating under the contract as well as profit and interest thereon. The Priority Mail Termination Agreement described above is unaffected by the Settlement Agreement.

Under the Settlement Agreement, on September 28, 2001, EWA also received a $70 million provisional payment from the USPS to provisionally pay EWA for termination costs and other claims related to EWA's Express Mail contract, which is described above under "Emery Worldwide—Express Mail Contract." Results of the Express Mail contract are included in the Emery Worldwide reporting segment and are therefore not reported under Discontinued Operations.

As a result of the termination of the Priority Mail contract, the results of operations, net assets, and cash flows of the Priority Mail operations have been segregated and classified as discontinued operations. As a result of the Settlement Agreement, a gain from discontinuance of $39.0 million, net of $24.9 million of income taxes, was recognized in the third quarter of 2001. A loss from discontinuance of $13.5 million was recognized in 2000, net of $8.6 million of income tax benefits, as a result of the Priority Mail contract termination. In 1999, after-tax operating income of $3.0 million was recognized prior to termination of the Priority Mail contract. Summary financial data and related information are included in Note 2 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

In 2001, cash and cash equivalents increased by $296.2 million over December 31, 2000 to $400.8 million at December 31, 2001, due primarily to payments of $365 million from the USPS described above under "Consolidated Results of Operations—Discontinued Operations." Cash provided by operating activities in 2001 was sufficient to fund investing and financing activities.

Operating activities in 2001 generated net cash of $307.4 million compared to $162.7 million of cash generated by operating activities in 2000. Cash from operations in 2001 was provided primarily by net income from continuing operations before Emery's after-tax restructuring charge; other non-cash charges, including depreciation, amortization and provision for uncollectible accounts; the collection of receivables; and an increase in deferred credits. Deferred credits at December 31, 2001 included the $70 million provisional payment from the USPS for termination costs and other claims related to the Express Mail contract, which are described under "Consolidated Results of Operations—Emery Worldwide—Express Mail Contract." Positive operating cash flows in 2001 were partially offset by declines in accounts payable and accrued liabilities. Cash from operations in 2000 declined $233.3 million from 1999 due in part to payments to the Internal Revenue Service (IRS), including a $93.4 million payment for various issues under examination by the IRS, and a $29.6 million payment in settlement of a proposed IRS adjustment related to excise taxes. IRS matters are discussed further in Note 14 to the Consolidated Financial Statements.

Investing activities in 2001 used $194.0 million of cash compared to $234.1 million used in 2000. Capital expenditures of $192.1 million in 2001 fell from $235.2 million in 2000 due to a $44.2 million reduction at Emery and a $25.3 million reduction in corporate capital expenditures, partially offset by a $26.5 million increase at Con-Way. Higher capital expenditures from Con-Way were primarily due to $79.4 million of cash spent for the planned periodic replacement of linehaul equipment. In 2000, Con-Way acquired the use of $66.7 million of equipment through operating lease agreements. Capital expenditures in 2000 included the construction of a CNF corporate administration and technology facility. Cash consumed by investing activities in 2000 was $69.4 million less than 1999 due primarily to lower capital expenditures by Con-Way and Emery, partially offset by proceeds from the VantageParts asset sale in 1999.

Financing activities in 2001 used cash of $34.6 million compared to financing activities that provided cash of $32.4 million in 2000. In 2000, a portion of the net proceeds of $197.5 million from the issuance in March 2000 of $200 million of 8⅞% Notes Due 2010 were used to repay short-term and long-term borrowings outstanding under lines of credit. Financing activities in 1999 used $58.9 million, primarily due to net reduction in long-term debt.

In July 2001, CNF entered into a new five-year $350 million unsecured revolving credit facility that replaced an existing five-year facility. In February 2002 the facility was increased to $385 million when a new participant joined the bank group. The new revolving facility matures July 3, 2006 and is also available for the issuance of letters of credit. At December 31, 2001, no borrowings were outstanding under the facility and $126.3 million of letters of credit were outstanding, leaving available capacity of $223.7 million, subject to compliance with financial covenants and other customary conditions to borrowing. Also, at December 31, 2001, CNF had $20.0 million of uncommitted lines of credit with no outstanding borrowings. Under other unsecured facilities, $56.4 million in letters of credit and bank guarantees were outstanding at December 31, 2001.

Restructuring Charges and Regulatory Matters

Due in large part to the restructuring charge incurred in connection with the cessation of EWA's air carrier operations as described above under "Consolidated Results of Operations—Emery Worldwide—Restructuring Charges," CNF was required to obtain amendments to its bank revolving credit agreement in December 2001 in order to remain in compliance with the financial covenants in that agreement. The amended credit agreement provides that, if CNF's senior unsecured long-term debt securities are rated at less than "BBB-" by Standard & Poor's and less than "Baa3" by Moody's, CNF, including its principal subsidiaries, will be required to pledge its accounts receivable as collateral to secure borrowings and other amounts due under the credit facility, subject to specified limitations, and, if the aggregate borrowings and other amounts due under the credit facility exceed a specified amount, CNF, including its principal subsidiaries, will be required to provide such additional collateral as the agent bank under the credit facility may reasonably request. CNF's senior unsecured long-term debt is currently rated "BBB-" by Standard & Poor's with a stable outlook and "Baa3" by Moody's with a negative outlook, and, as a result, any further reduction in CNF's senior unsecured long-term debt ratings by both of these credit rating agencies will require that CNF, including its principal subsidiaries, pledge collateral to secure the credit facility as described above. To the extent CNF, including its principal subsidiaries, pledges collateral to secure amounts due under the debt facility, CNF, including its principal subsidiaries, may also be required to pledge some or all of that collateral to equally and ratably secure its $200 million aggregate principal amounts of 8⅞% notes due 2010, its $100 million aggregate principal amount of 7.35% notes due 2005, and $120.5 million aggregate principal amount of Thrift and Stock Plan notes due through 2009, which are guaranteed by CNF.

CNF cannot provide assurance that matters relating to the cessation of EWA's air carrier operations will not have a material adverse effect on CNF's financial condition, cash flows, or results of operations in the future. Emery intends to continue to use aircraft operated by third parties to provide service to its customers in North America, which will continue to result in Emery making additional cash payments, primarily because Emery will be required to pay both the ongoing lease payments and other payments associated with EWA's own fleet of grounded aircraft in addition to payments to other air carriers providing service to Emery's North American customers.

In addition, the restructuring charges recognized by Emery during 2001 reflect CNF's estimate of the costs of terminating EWA's air carrier operations and restructuring Emery's business and related matters. CNF believes that the estimate is adequate to cover these costs based on information currently available and assumptions management believes are reasonable under the circumstances. However, there can be no assurance that actual costs will not differ from this estimate, and if such costs exceed CNF's estimate Emery will be required to recognize additional charges, which could result in defaults under CNF's $385 million credit facility and other debt instruments and under aircraft leases, or other costs and expenses in connection with these matters. If any of the financial covenants are breached, CNF will be required to obtain appropriate waivers or amendments from the requisite banks under the credit facility. If CNF is unable to obtain these amendments or waivers, CNF would be in default under the credit facility, and would be prohibited from making borrowings under the revolving credit facility and could be required by the banks to repay any outstanding borrowings and replace letters of credit outstanding under the facility. Under cross-default or cross-acceleration clauses contained in other debt instruments to which CNF is a party, these events could also result in other indebtedness becoming or being declared due and payable prior to its stated maturity. Moreover, to the extent that collateral was provided to secure borrowings and other amounts due under the $385 million facility or the notes described above, the banks or the noteholders would generally be entitled to take possession of the collateral following a default. There can be no assurance that CNF would be able to obtain the necessary waivers or amendments under the $385 million bank credit agreement were any such defaults to occur or to obtain additional financing to repay indebtedness or replace letters of credit that may become due as a result of those defaults. As a result, if a default were to occur under CNF's $385 million credit facility and if CNF is unable to obtain all required amendments or waivers, this would likely have a material adverse effect on CNF's financial condition, cash flows, and results of operations.

Emery's fourth-quarter 2001 restructuring charge resulted in defaults under agreements pursuant to which EWA leases some of its aircraft. Moreover, EWA's amended settlement agreement with the FAA allows the FAA to revoke EWA's air carrier certificate as early as May 15, 2002. While the matter is not free from doubt, the revocation of this certificate could result in a default under additional leases pursuant to which EWA leases a substantial number of its aircraft. In addition, any further unusual charges could also result in defaults under additional aircraft leases. Upon the occurrence of a default under any of EWA's aircraft leases, the lessors generally are entitled to terminate the leases and demand termination payments or, in certain cases, liquidated damages or similar payments, which could be substantial. As a result, both the current and any future defaults under these leases could require that EWA make substantial cash payments to the lessors and otherwise could have a material adverse effect on CNF's financial condition, cash flows, and results of operations. In addition, certain of the leases are guaranteed by Emery or CNF, and upon a default the lessors under those leases would be entitled to seek recovery from the guarantors.

Holders of certain notes issued by CNF's Thrift and Stock Plan ("TASP"), which are guaranteed by CNF, have the right to require CNF to repurchase those notes if, among other things, both Moody's and Standard & Poor's have publicly rated CNF's long-term senior debt at less than investment grade unless, within 45 days, CNF shall have obtained, through a guarantee, letter of credit or other permitted credit enhancement or otherwise, a credit rating for such notes of at least "A" from Moody's or Standard & Poor's (or another nationally recognized rating agency selected by the holders of such notes) and shall maintain a rating on such notes of "A" or better thereafter. As of December 31, 2001, $62.0 million in aggregate principal amount of these TASP notes was outstanding. CNF's long-term senior debt is currently rated "Baa3" by Moody's with a negative outlook and "BBB-" by Standard & Poor's with a stable outlook; "Baa3" is the lowest investment grade rating from Moody's and "BBB-" is the lowest investment grade rating from Standard & Poor's. As a result, any further decrease in CNF's long-term senior debt ratings by both of these credit rating agencies would give the holders of TASP notes the right to require CNF to repurchase those notes unless CNF was able to obtain appropriate credit enhancement as described above, and there can be no assurance that CNF would be able to do so. The occurrence of any event or condition requiring CNF to repay these TASP notes would or could likely have a material adverse effect on CNF's financial condition, cash flows, and results of operations.

In the event that CNF is required to repay any borrowings or other indebtedness before its scheduled maturity date or to replace any letters of credit before their scheduled expiry date, whether upon a default under its revolving credit facility, as a result of a reduction in the credit ratings on its long-term debt or otherwise, or to make payment to the lessors as a result of default under aircraft leases, there can be no assurance that CNF would have sufficient funds to do so or be able to arrange financing for those purposes. Accordingly, any of these events could have a material adverse effect on CNF's financial condition, cash flows, and results of operations.

EWA is currently seeking to reach agreement with lessors of many of its aircraft in order to terminate the leases prior to their scheduled expiration dates. However, CNF can provide no assurance that EWA will be able to enter into any such agreements with the lessors. If EWA negotiates for the early termination of one or more of these aircraft leases, EWA will substantially accelerate the timing of scheduled cash payments to the lessors.

Historically, CNF has utilized surety bonds as collateral for its workers compensation and vehicular self-insurance programs. In the first quarter of 2002, CNF experienced difficulty in renewing existing surety bonds and in obtaining new surety bonds. CNF believes that this is the result of a general collapse of the surety bond market in the wake of certain recent developments in the financial markets caused by, among other things, accounting matters at other companies and bankruptcy filings by companies that extensively utilize surety bonds. As a result, CNF anticipates that it will be required to obtain letters of credit in place of a number of expiring and new surety bonds. CNF currently estimates that it will be required to obtain up to $75 million of letters of credit for these purposes in the first quarter of 2002. CNF intends to obtain these letters of credit under its $385 million bank credit facility, subject to compliance with financial covenants and customary conditions. Any letters of credit issued under the credit facility will reduce the amount of available borrowings under that facility and there can be no assurance that the amount of letters of credit issued in place of surety bonds will not exceed CNF's current estimates. Likewise, there can be no assurance that CNF will not continue to experience difficulty in renewing existing or obtaining new surety bonds or that CNF will be able to obtain letters of credit in place of surety bonds, whether under its revolving credit facility or otherwise.

At December 31, 2001, CNF had $400.8 million in cash and cash equivalents available to meet its cash needs, including payment of amounts due under or in connection with aircraft leases. In addition, CNF intends to use borrowings and letters of credit issued under its $385 million credit facility to meet cash needs and in place of surety bonds, respectively, subject to compliance with financial covenants and satisfaction of customary conditions precedent. However, there can be no assurance that CNF will be able to comply with these financial covenants or meet these conditions precedent and any inability of CNF to obtain additional borrowings or letters of credit under this credit facility could have a material adverse effect on its financial condition, cash flows, and results of operations.

Other

In general, CNF expects its future liquidity to be affected by the timing and amount of cash flows related to restructuring charge reserves, long-term debt and guarantees, capital and operating leases, and the preferred securities of a subsidiary trust, which are in part discussed above as well as in Notes 3, 5, 6 and 8 to the Consolidated Financial Statements, respectively.

CNF's ratio of total debt to capital increased to 43.4% at December 31, 2001 from 31.4% at December 31, 2000 due primarily to the effect on capital resulting from the significant unusual charges described in "Consolidated Results of Operations."

Discontinued Operations

As described above under "Consolidated Results of Operations—Discontinued Operations," cash flows from the Priority Mail operations have been segregated and classified as net cash flows from discontinued operations in the Statements of Consolidated Cash Flows. As described in Note 2 to the Consolidated Financial Statements, in 2001 EWA received payments from the USPS related to the discontinued Priority Mail operations. In January 2001, EWA received a $60 million provisional payment toward reimbursable termination costs, as provided under the Termination Agreement signed by EWA and the USPS in November 2000. In September 2001, EWA received a $305 million payment from the USPS, including $235 million to settle all non-termination claims under the Priority Mail contract, as described above under "Consolidated Results of Operations—Discontinued Operations."

CYCLICALITY AND SEASONALITY

CNF's businesses operate in industries that are affected directly by general economic conditions and seasonal fluctuations, both of which affect demand for transportation services. In the trucking and air freight industries, for a typical year, the months of September and October usually have the highest business levels while the months of January and February usually have the lowest business levels. However, results of operations in September 2001 were adversely affected by the September 11, 2001 terrorist attacks and the grounding of EWA's fleet of aircraft.

MARKET RISK

CNF is exposed to a variety of market risks, including the effects of changes in interest rates, commodity prices and foreign currency exchange rates. CNF's policy is to enter into derivative financial instruments only in circumstances that warrant the hedge of an underlying asset, liability or future cash flow against exposure to some form of commodity, interest rate or currency-related risk. Additionally, the designated hedges should have high correlation to the underlying exposure such that fluctuations in the value of the derivatives offset reciprocal changes in the underlying exposure.

CNF is subject to the effects of interest rate fluctuations in the fair value of its long-term debt and capital lease obligations, as summarized in Notes 5 and 6 to the Consolidated Financial Statements. The change in the fair value of CNF's long-term obligations given a hypothetical 10% change in interest rates would be approximately $15 million at December 31, 2001.

CNF uses interest rate swaps to mitigate both the impact of interest rate volatility on cash flows related to lease payments and on the fair value of its long-term debt. Cash flow hedges include interest rate swaps on variable-rate equipment lease obligations. As of December 31, 2001, CNF estimates that the net payments under these swaps given a hypothetical adverse change of 10% in market interest rates would not have a material effect on its financial condition, cash flows, or results of operations. Fair value hedges include interest rate swaps on $200 million of 8⅞% Notes Due 2010. Under the measurement criteria of hedge effectiveness of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which CNF adopted effective January 1, 2001, the value of these fair value hedges varies inversely with the fluctuation in fair value of the $200 million 8⅞% Notes. As of December 31, 2001, the change in the fair value of these interest rate swaps given a hypothetical 10% change in interest rates would be approximately $10 million. At December 31, 2001, CNF had not entered into any derivative contracts to hedge its foreign currency exchange exposure.

ACCOUNTING STANDARDS

As described in Note 9 to the Consolidated Financial Statements, CNF adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" effective January 1, 2001. The $3.0 million cumulative effect of adopting a new accounting standard decreased Accumulated Other Comprehensive Loss. In 2001, the increase in the estimated fair value of its fair value hedges of $4.9 million resulted in increases to Other Assets and Long-term Debt. The estimated fair value of cash flow hedges decreased $7.5 million ($4.5 million net of tax). Changes in the estimated fair value of cash flow hedges were included in Other Assets and Accumulated Other Comprehensive Income (Loss).

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, "Business Combinations," effective July 1, 2001, and SFAS 142, "Goodwill and Other Intangible Assets," effective for CNF on January 1, 2002. SFAS 141 requires use of the purchase method of accounting for acquisitions. SFAS 142 specifies that goodwill and some intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. After adoption, annual goodwill amortization of approximately $10 million will cease. CNF is in the process of evaluating the financial statement impact of adoption of SFAS 142.

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," which will be effective for CNF on January 1, 2003. SFAS 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. CNF is in the process of evaluating the financial statement impact of adoption of SFAS 143.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 144 also supercedes the accounting and reporting provisions of APB No. 30, Reporting the Effects of Disposal of a Segment of a Business, for the disposal of a segment of a business. The effective date for implementation of SFAS 144 is for fiscal years beginning after December 15, 2001; however, early adoption is permitted. SFAS 144 retains many of the fundamental provisions of SFAS 121, but resolves certain implementation issues. CNF is in the process of evaluating the financial statement impact of adoption of SFAS 144.

FORWARD-LOOKING STATEMENTS

Certain statements included herein constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to a number of risks and uncertainties, and should not be relied upon as predictions of future events. All statements other than statements of historical fact are forward-looking statements, including any projections of earnings, revenues, weight, volumes, income or other financial or operating items, any statements of the plans, strategies, expectations or objectives of CNF or management for future operations or other future items, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, any statements of estimates or belief and any statements or assumptions underlying the foregoing. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates" or "anticipates" or the negative of those terms or other variations of those terms or comparable terminology or by discussions of strategy, plans or intentions. Such forward-looking statements are necessarily dependent on assumptions, data and methods that may be incorrect or imprecise and there can be no assurance that they will be realized. In that regard, the following factors, among others and in addition to the matters discussed elsewhere in this document and other reports and documents filed by CNF with the Securities and Exchange Commission, could cause actual results and other matters to differ materially from those discussed in such forward-looking statements: changes in general business and economic conditions, including the slowdown in the global economy; the creditworthiness of CNF's customers and their ability to pay for services rendered; increasing competition and pricing pressure; changes in fuel prices; the effects of the cessation of EWA's air carrier operations, including the expense of using aircraft operated by other air carriers in Emery's North American operations while also bearing the cash costs of EWA's grounded aircraft fleet, the possibility of substantial cash payments in connection with the early termination of aircraft leases, the possibility of additional unusual charges and other costs and expenses relating to Emery's operations, existing defaults and possibility of future defaults under aircraft leases, and the possibility of future loss of business due to publicity surrounding the grounding of EWA's fleet of aircraft; the possibility of defaults under CNF's $385 million credit agreement and other debt instruments and aircraft leases, including defaults resulting from additional unusual charges or CNF's failure to perform in accordance with management's expectations, and the possibility that CNF may be required to pledge collateral to secure some of its indebtedness or to repay other indebtedness in the event that the ratings assigned to its long-term senior debt by credit rating agencies are reduced; uncertainties regarding EWA's ability to recover all termination costs relating to the termination of its former Priority Mail contract with the USPS; uncertainties regarding EWA's ability to recover all termination costs and other claims relating to the termination of its former Express Mail contract with the USPS; labor matters, including the grievance by furloughed pilots and crewmembers, renegotiations of labor contracts and the risk of work stoppages or strikes; enforcement of and changes in governmental regulations; environmental and tax matters (including claims made by the Internal Revenue Service with respect to aircraft maintenance tax matters); the Department of Transportation, FAA and Department of Justice investigation relating to Emery Worldwide's handling of hazardous materials; the February 2000 crash of an EWA aircraft and related investigation and litigation; and matters relating to CNF's 1996 spin-off of Consolidated Freightways. As a result of the foregoing, no assurance can be given as to future financial condition, cash flows, or results of operations.

Assets (Dollars in thousands)	December 31 2001	2000
Current Assets		
Cash and cash equivalents	**$ 400,763**	$ 104,515
Trade accounts receivable, net (Note 1)	**677,684**	881,268
Other accounts receivable	**56,860**	59,478
Operating supplies, at lower of average cost or market	**20,244**	42,271
Prepaid expenses	**46,948**	47,301
Deferred income taxes (Note 7)	**125,347**	105,502
Total Current Assets	**1,327,846**	1,240,335
Property, Plant and Equipment, at Cost		
Land	**149,499**	130,101
Buildings and leasehold improvements	**739,197**	692,312
Revenue equipment	**618,329**	797,444
Other equipment	**411,546**	420,788
	1,918,571	2,040,645
Accumulated depreciation and amortization	**(848,042)**	(934,123)
	1,070,529	1,106,522
Other Assets		
Deferred charges and other assets (Note 2)	**221,555**	137,393
Capitalized software, net	**79,891**	89,829
Unamortized aircraft maintenance (Note 3)	**—**	242,468
Goodwill, net (Note 1)	**240,523**	254,887
Deferred income taxes (Note 7)	**46,626**	—
Net non-current assets of discontinued operations (Note 2)	**3,050**	173,507
	591,645	898,084
Total Assets	**$2,990,020**	$3,244,941

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Liabilities and Shareholders' Equity (Dollars in thousands except per share data)	December 31 2001	2000
Current Liabilities		
Accounts payable	**$ 338,730**	$ 418,157
Accrued liabilities (Note 4)	**379,425**	317,650
Accrued claims costs (Note 1)	**126,981**	145,558
Current maturities of long-term debt and capital leases (Notes 5 and 6)	**11,765**	7,553
Income taxes payable (Note 7)	**21,501**	1,777
Net current liabilities of discontinued operations (Note 2)	**5,573**	68,214
Total Current Liabilities	**883,975**	958,909
Long-Term Liabilities		
Long-term debt and guarantees (Note 5)	**436,055**	424,116
Long-term obligations under capital leases (Note 6)	**129,760**	110,533
Accrued claims costs (Note 1)	**122,273**	82,502
Employee benefits (Note 11)	**275,764**	252,482
Other liabilities and deferred credits (Note 2)	**120,858**	51,163
Accrued aircraft leases	**159,362**	—
Aircraft lease return provision (Note 3)	**98,886**	33,851
Deferred income taxes (Note 7)	**—**	144,463
Total Liabilities	**2,226,933**	2,058,019
Commitments and Contingencies (Notes 5, 6 and 14)		
Company-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Convertible Debentures of the Company (Note 8)	**125,000**	125,000
Shareholders' Equity (Note 10)		
Preferred stock, no par value; authorized 5,000,000 shares:		
Series B, 8.5% cumulative, convertible, $.01 stated value; designated 1,100,000 shares; issued 805,895 and 824,902 shares, respectively	**8**	8
Additional paid-in capital, preferred stock	**122,568**	125,459
Deferred compensation, Thrift and Stock Plan (Note 12)	**(73,320)**	(80,602)
Total Preferred Shareholders' Equity	**49,256**	44,865
Common stock, $.625 par value; authorized 100,000,000 shares; issued 55,559,909 and 55,426,605 shares, respectively	**34,725**	34,642
Additional paid-in capital, common stock	**332,066**	331,282
Retained earnings	**432,918**	855,314
Deferred compensation, restricted stock (Note 13)	**(1,013)**	(1,423)
Cost of repurchased common stock (6,669,393 and 6,770,628 shares, respectively)	**(164,441)**	(166,939)
	634,255	1,052,876
Accumulated Other Comprehensive Loss (Note 10)	**(45,424)**	(35,819)
Total Common Shareholders' Equity	**588,831**	1,017,057
Total Shareholders' Equity	**638,087**	1,061,922
Total Liabilities and Shareholders' Equity	**$2,990,020**	$3,244,941

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

(Dollars in thousands except per share data)	2001	2000	1999
	Years Ended December 31		
Revenues	**$4,862,731**	$5,572,377	$5,037,301
Costs and Expenses			
Operating expenses	**4,224,023**	4,611,079	4,079,152
General and administrative expenses	**481,916**	506,986	483,661
Depreciation	**165,202**	164,346	146,828
Restructuring charges (Note 3)	**652,241**	—	—
Net gain on sale of assets of wholesale parts and supplies distributor	—	—	(10,112)
Net gain on corporate legal settlement	—	—	(16,466)
	5,523,382	5,282,411	4,683,063
Operating Income (Loss)	**(660,651)**	289,966	354,238
Other Income (Expense)			
Investment income	**3,981**	2,373	189
Interest expense	**(27,992)**	(29,972)	(25,972)
Dividend requirement on preferred securities of subsidiary trust (Note 8)	**(6,250)**	(6,250)	(6,250)
Miscellaneous, net	**(5,021)**	5,079	10,055
	(35,282)	(28,770)	(21,978)
Income (Loss) from Continuing Operations Before Income Taxes (Benefits)	**(695,933)**	261,196	332,260
Income tax (benefit) provision (Note 7)	**(262,367)**	109,880	144,752
Income (Loss) From Continuing Operations Before Accounting Change	**(433,566)**	151,316	187,508
Income from discontinued operations, net of tax (Note 2)	—	—	2,966
Gain (Loss) from discontinuance, net of tax (Note 2)	**38,975**	(13,508)	—
	38,975	(13,508)	2,966
Cumulative effect of accounting change, net of tax (Note 1)	—	(2,744)	—
Net Income (Loss)	**(394,591)**	135,064	190,474
Preferred stock dividends	**8,283**	8,261	8,218
Net Income (Loss) Applicable to Common Shareholders	**$ (402,874)**	$ 126,803	$ 182,256
Weighted-Average Common Shares Outstanding (Note 1)			
Basic	**48,752,480**	48,490,662	48,189,618
Diluted	**48,752,480**	55,901,374	56,019,317
Earnings (Loss) Per Share (Note 1)			
Basic			
Income (Loss) from continuing operations	**$ (9.06)**	$ 2.95	$ 3.72
Income from discontinued operations, net of tax	—	—	0.06
Gain (Loss) from discontinuance, net of tax	**0.80**	(0.28)	—
Cumulative effect of accounting change, net of tax	—	(0.06)	—
Net Income (Loss) Applicable to Common Shareholders	**$ (8.26)**	$ 2.61	$ 3.78
Diluted			
Income (Loss) from continuing operations	**$ (9.06)**	$ 2.65	$ 3.29
Income from discontinued operations, net of tax	—	—	0.06
Gain (Loss) from discontinuance, net of tax	**0.80**	(0.24)	—
Cumulative effect of accounting change, net of tax	—	(0.05)	—
Net Income (Loss) Applicable to Common Shareholders	**$ (8.26)**	$ 2.36	$ 3.35

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

(Dollars in thousands)	Years Ended December 31 2001	2000	1999
Cash and Cash Equivalents, Beginning of Year	**$ 104,515**	$ 146,263	$ 73,897
Operating Activities			
Net income (loss)	**(394,591)**	135,064	190,474
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Loss (Gain) from discontinued operations, net of tax	**(38,975)**	13,508	(2,966)
Cumulative effect of accounting change, net of tax	—	2,744	—
Restructuring charges	**652,241**	—	—
Loss from the business failure of a customer	**47,454**	—	—
Depreciation and amortization	**195,397**	190,651	164,876
Increase (Decrease) in deferred income taxes	**(209,947)**	47	27,686
Amortization of deferred compensation	**7,402**	7,356	11,858
Provision for uncollectible accounts	**17,435**	9,070	15,229
Loss on sales of property and equipment, net	**4,636**	692	3,038
Loss (Gain) from sale of assets of businesses, net	—	5,459	(10,112)
Loss (Gain) from investments	**5,251**	(2,619)	(9,625)
Changes in assets and liabilities:			
Receivables	**134,265**	(131,694)	(94,539)
Prepaid expenses	**353**	(6,169)	(8,454)
Unamortized aircraft maintenance	**12,776**	(55,419)	(34,999)
Accounts payable	**(81,963)**	22,634	50,749
Accrued liabilities	**(67,492)**	(54,931)	51,571
Accrued claims costs	**30,005**	24,923	35,459
Income taxes	**(59,787)**	(49,761)	(11,885)
Employee benefits	**21,763**	31,936	29,987
Aircraft lease return provision	**(16,169)**	5,366	34,629
Deferred charges and credits	**66,942**	18,340	(38,723)
Other	**(19,633)**	(4,502)	(8,245)
Net Cash Provided by Operating Activities	**307,363**	162,695	396,008
Investing Activities			
Capital expenditures	**(192,125)**	(235,221)	(324,604)
Software expenditures	**(15,668)**	(19,211)	(34,811)
Proceeds from investments	—	2,619	9,625
Proceeds from sale of assets of businesses	—	7,263	29,260
Proceeds from sales of property and equipment	**13,833**	10,441	16,986
Net Cash Used in Investing Activities	**(193,960)**	(234,109)	(303,544)
Financing Activities			
Net proceeds from issuance of long-term debt	—	197,452	162,400
Repayments of long-term debt, guarantees and capital leases	**(7,625)**	(96,513)	(195,396)
Repayments of short-term borrowings, net	—	(40,000)	(3,000)
Proceeds from exercise of stock options	**3,210**	1,792	7,474
Payments of common dividends	**(19,522)**	(19,425)	(19,311)
Payments of preferred dividends	**(10,709)**	(10,903)	(11,078)
Net Cash Provided by (Used in) Financing Activities	**(34,646)**	32,403	(58,911)
Net Cash Provided by (Used in) Continuing Operations	**78,757**	(39,011)	33,553
Net Cash Provided by (Used in) Discontinued Operations	**217,491**	(2,737)	38,813
Increase (Decrease) in Cash and Cash Equivalents	**296,248**	(41,748)	72,366
Cash and Cash Equivalents, End of Year	**$ 400,763**	$ 104,515	$ 146,263
Supplemental Disclosure			
Cash paid (refunded) for income taxes, net	**$ (9,639)**	$ 82,002	$ 63,207
Cash paid for interest, net of amounts capitalized	**$ 28,908**	$ 32,806	$ 35,833

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

(Dollars in thousands except per share data)	Preferred Stock Series B Number of Shares	Preferred Stock Series B Amount	Common Stock Number of Shares	Common Stock Par Amount
Balance, December 31, 1998	854,191	$ 9	54,797,707	$34,249
Net income	—	—	—	—
Other comprehensive income:				
Foreign currency translation adjustment	—	—	—	—
Minimum pension liability adjustment	—	—	—	—
Comprehensive income	—	—	—	—
Exercise of stock options including tax benefits of $4,198	—	—	446,128	279
Issuance of restricted stock, net of forfeitures	—	—	63,112	39
Issuance of employee stock awards	—	—	—	—
Recognition of deferred compensation	—	—	—	—
Repurchased common stock issued for conversion of preferred stock	(13,784)	(1)	—	—
Common dividends declared ($.40 per share)	—	—	—	—
Series B, Preferred dividends ($12.93 per share) net of tax benefits of $2,774	—	—	—	—
Balance, December 31, 1999	840,407	8	55,306,947	34,567
Net income	—	—	—	—
Other comprehensive loss:				
Foreign currency translation adjustment	—	—	—	—
Minimum pension liability adjustment	—	—	—	—
Comprehensive income	—	—	—	—
Exercise of stock options including tax benefits of $281	—	—	115,732	72
Issuance of restricted stock, net of forfeitures	—	—	3,926	3
Issuance of employee stock awards	—	—	—	—
Recognition of deferred compensation	—	—	—	—
Repurchased common stock issued for conversion of preferred stock	(15,505)	—	—	—
Common dividends declared ($.40 per share)	—	—	—	—
Series B, Preferred dividends ($12.93 per share) net of tax benefits of $2,547	—	—	—	—
Balance, December 31, 2000	824,902	8	55,426,605	34,642
Net loss	—	—	—	—
Other comprehensive income (loss):				
Foreign currency translation adjustment	—	—	—	—
Cumulative effect of accounting change, net of tax (Note 9)	—	—	—	—
Change in fair value of cash flow hedges (Note 9)	—	—	—	—
Minimum pension liability adjustment (Note 11)	—	—	—	—
Comprehensive loss	—	—	—	—
Exercise of stock options including tax benefits of $930	—	—	178,377	111
Issuance of restricted stock, net of forfeitures	—	—	(45,073)	(28)
Issuance of employee stock awards	—	—	—	—
Recognition of deferred compensation	—	—	—	—
Repurchased common stock issued for conversion of preferred stock	(19,007)	—	—	—
Common dividends declared ($.40 per share)	—	—	—	—
Series B, Preferred dividends ($12.93 per share) net of tax benefits of $2,323	—	—	—	—
Balance, December 31, 2001	**805,895**	**$ 8**	**55,559,909**	**$34,725**

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Additional Paid-in Capital	Deferred Compensation	Retained Earnings	Cost of Repurchased Common Stock	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
$444,354	$(99,435)	$ 584,991	$(170,678)	$(17,135)	
—	—	190,474	—	—	$ 190,474
—	—	—	—	1,101	1,101
—	—	—	—	3,600	3,600
—	—	—	—	—	$ 195,175
11,393	—	—	—	—	
2,387	(2,033)	—	—	—	
12	—	—	13	—	
—	11,858	—	—	—	
(1,608)	—	—	1,608	—	
—	—	(19,311)	—	—	
—	—	(8,218)	—	—	
456,538	(89,610)	747,936	(169,057)	(12,434)	
—	—	135,064	—	—	$ 135,064
—	—	—	—	(19,339)	(19,339)
—	—	—	—	(4,046)	(4,046)
—	—	—	—	—	$ 111,679
2,001	—	—	—	—	
295	229	—	—	—	
1	—	—	24	—	
—	7,356	—	—	—	
(2,094)	—	—	2,094	—	
—	—	(19,425)	—	—	
—	—	(8,261)	—	—	
456,741	(82,025)	855,314	(166,939)	(35,819)	
—	—	(394,591)	—	—	$(394,591)
—	—	—	—	(5,404)	(5,404)
—	—	—	—	3,005	3,005
—	—	—	—	(4,548)	(4,548)
—	—	—	—	(2,658)	(2,658)
—	—	—	—	—	$(404,196)
4,028	—	—	—	—	
(3,662)	3,690	—	—	—	
6	—	—	19	—	
—	4,002	—	—	—	
(2,479)	—	—	2,479	—	
—	—	(19,522)	—	—	
—	—	(8,283)	—	—	
$454,634	**$(74,333)**	**$ 432,918**	**$(164,441)**	**$(45,424)**	

1 NOTE: PRINCIPAL ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of CNF Inc. and its wholly owned subsidiaries (the Company or CNF).

Organization

CNF is a management company of global supply chain services with operations primarily represented by four reporting segments:

Con-Way Transportation Services (Con-Way) provides regional next-day and second-day less-than-truckload (LTL) and truckload (TL) freight trucking throughout the U.S., Canada, and Mexico, expedited transportation, logistics, air freight forwarding and truckload brokerage services.

Emery Worldwide (Emery) provides expedited and deferred domestic and international heavy air freight services, ocean delivery, and customs brokerage. Internationally, Emery operates primarily as an air freight forwarder using commercial airlines. Prior to the suspension and subsequent cessation of its air carrier operations in the fourth quarter of 2001, Emery provided air transportation services in North America using owned and leased aircraft operated by Emery Worldwide Airlines (EWA) and owned and leased aircraft operated by third parties. EWA, a separate subsidiary of CNF, is included in the Emery Worldwide reporting segment. After the suspension and subsequent cessation of EWA's air carrier operations, Emery utilized aircraft operated by third parties as well as a dedicated ground fleet to provide its services. See Note 3, "Restructuring Charges," and Note 14, "Contingencies and Other Commitments—Restructuring Charges and Regulatory Matters." Through other business units, Emery also provides customs brokerage, ocean container services, and logistics services.

Menlo Logistics (Menlo) provides third- and fourth-party integrated contract logistics services, including the development and management of complex distribution networks, and supply chain engineering and consulting.

The Other segment in 2001 included the operating results of Road Systems, a trailer manufacturer; Vector SCM, and certain corporate items. Vector SCM is a joint venture formed with General Motors in December 2000 to provide logistics services to General Motors. CNF owns 80% of the Vector SCM joint venture; however, the operating results of Vector SCM are reported in the Other segment as an equity method investment based on General Motors' ability to control certain operating decisions. In 2000, the reporting segment included the operating results of Road Systems and Vector SCM. In 1999, the reporting segment included Road Systems, a gain from a corporate legal settlement, and prior to the sale of its assets in May 1999, Vantage Parts, CNF's former wholesale distributor of truck parts and supplies.

As described in Note 2, "Discontinued Operations," the operations under a Priority Mail contract with the U.S. Postal Service are reflected as discontinued operations due to the termination of the contract, effective January 7, 2001.

As described in Note 3, "Restructuring Charges," CNF announced on December 5, 2001 that Emery would become part of a new Menlo Worldwide group of supply chain service providers and would continue to provide full North American service utilizing aircraft operated by other air carriers, and that EWA would cease air carrier operations. Beginning with the first quarter of 2002, CNF's results will be comprised of three primary lines of business—Con-Way, Menlo Worldwide and Other.

Estimates

Management makes estimates and assumptions when preparing the financial statements in conformity with accounting principles generally accepted in the United States. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.

Recognition of Revenues

Effective January 1, 2000, CNF prospectively adopted a change in accounting method for recognition of its freight transportation revenue and now recognizes the allocation of freight transportation revenue between reporting periods based on relative transit time in each reporting period with expenses recognized as incurred. Previously, revenue for Con-Way and Emery was recognized when freight was received for shipment and the estimated costs of performing the transportation service were accrued. The pro forma effect of the accounting change on prior-year operating results is not material.

Revenue from long-term contracts is recognized in accordance with contractual terms as services are provided.

Cash Equivalents

Short-term interest-bearing instruments with maturities of three months or less at the date of purchase are considered cash equivalents.

Trade Accounts Receivable, Net

Trade accounts receivable are net of allowances of $22,675,000 and $21,722,000 at December 31, 2001 and 2000, respectively.

Property, Plant and Equipment

Property, plant and equipment are depreciated primarily on a straight-line basis over their estimated useful lives, which are generally 25 years for buildings and improvements, 10 years or less for aircraft, 5 to 10 years for tractor and trailer equipment and 3 to 10 years for most other equipment. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the useful lives of the assets.

Expenditures for equipment maintenance and repairs are charged to operating expenses as incurred; betterments are capitalized. Gains (losses) on sales of equipment are recorded in operating expenses.

Capitalized Software

Capitalized software, net, consists of costs to purchase and develop internal-use software. Amortization of capitalized software is computed on an item-by-item basis over a period of 3 to 10 years, depending on the estimated useful life of the software.

Goodwill

Goodwill, which represents the costs in excess of net assets of businesses acquired, is capitalized and amortized on a straight-line basis up to a 40-year period. Accumulated amortization at December 31, 2001 and 2000 was $122,282,000 and $116,810,000, respectively. See also "—New Accounting Standards" below.

Impairment of Long-Lived Assets

CNF reviews long-lived assets and certain identifiable intangibles for impairment whenever events or circumstances indicate that the total amount of an asset may not be recoverable. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If the asset is not considered recoverable, an amount equal to the excess of the carrying amount over the estimated discounted cash flows will be charged against the asset with a corresponding expense to the income statement. See Note 3, "Restructuring Charges" for information concerning impairment charges recognized in 2001. See also "—New Accounting Standards" below.

Income Taxes

CNF follows the liability method of accounting for income taxes.

Accrued Claims Costs

CNF provides for the uninsured costs of medical, casualty, liability, vehicular, cargo and workers' compensation claims. Such costs are estimated each year based on historical claims and unfiled claims relating to operations conducted through December 31. The actual costs may vary from estimates based on trends of losses for filed claims and claims estimated to be incurred but not filed. The long-term portion of accrued claims costs relate primarily to workers' compensation and vehicular claims that are payable over several years.

Beginning January 1, 1999, CNF began to participate in a reinsurance pool to reinsure mostly workers' compensation and vehicular liabilities. Insurer participants in the pool cede and each reinsurer participant assumes an equivalent amount of its percentage of participation. Reinsurance does not relieve CNF of its liabilities under the original policy. However, in the opinion of management, CNF's reinsurers are sound and any potential exposure to CNF for non-payment is minimal.

Foreign Currency Translation

Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in the Foreign Currency Translation Adjustment in the Statements of Consolidated Shareholders' Equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local currency are included in results of operations.

Earnings (Loss) Per Share (EPS)

Basic EPS for continuing operations is computed by dividing reported income (loss) from continuing operations before accounting change (after preferred dividends) by the weighted-average common shares outstanding. The calculation of diluted EPS for continuing operations is calculated as follows:

Dollars in thousands except per share data	**2001**	2000	1999
Earnings (Loss):			
Net income (loss) from continuing operations, before accounting change	**$(441,849)**	$143,055	$179,290
Add-backs:			
Dividends on preferred stock, net of replacement funding	—	1,424	1,337
Dividends on preferred securities of subsidiary trust, net of tax	—	3,816	3,816
	$(441,849)	$148,295	$184,443
Shares:			
Weighted-average shares outstanding	**48,752,480**	48,490,662	48,189,618
Stock option and restricted stock dilution	—	342,826	695,099
Series B preferred stock	—	3,942,886	4,009,600
Preferred securities of subsidiary trust	—	3,125,000	3,125,000
	48,752,480	55,901,374	56,019,317
Diluted earnings (loss) per share from continuing operations	**$(9.06)**	$2.65	$3.29

For the year ended December 31, 2001, convertible securities and stock options were anti-dilutive. As a result, the assumed shares and related add-back to net income (loss) from continuing operations under the if-converted method have been excluded from the calculation of diluted EPS. If the securities were dilutive, the assumed shares under the if-converted method would have been as follows: stock options—461,040 shares, series B preferred stock—3,794,159, preferred securities of subsidiary trust—3,125,000 shares.

Derivative Instruments and Hedging Activities

As described in Note 9, "Derivative Instruments and Hedging Activities," CNF adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," effective January 1, 2001. The $3.0 million after-tax gain representing the cumulative effect of adopting the new accounting standard decreased Accumulated Other Comprehensive Loss.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, "Business Combinations," effective July 1, 2001, and SFAS 142, "Goodwill and Other Intangible Assets," effective for CNF on January 1, 2002. SFAS 141 requires use of the purchase method of accounting for acquisitions. SFAS 142 specifies that goodwill and some intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. After adoption, CNF projects annual goodwill amortization of approximately $10 million will cease. CNF is in the process of evaluating the financial statement impact of adoption of SFAS 142.

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," which will be effective for CNF on January 1, 2003. SFAS 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. CNF is in the process of evaluating the financial statement impact of adoption of SFAS 143.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 144 also supercedes the accounting and reporting provisions of APB No. 30, Reporting the Effects of Disposal of a Segment of a Business, for the disposal of a segment of a business. The effective date for implementation of SFAS 144 is for fiscal years beginning after December 15, 2001; however, early adoption is permitted. SFAS 144 retains many of the fundamental provisions of SFAS 121, but resolves certain implementation issues. CNF is in the process of evaluating the financial statement impact of adoption of SFAS 144.

Reclassification

Certain amounts in prior years' financial statements have been reclassified to conform to the current year presentation.

2 NOTE: DISCONTINUED OPERATIONS

On November 3, 2000, EWA and the U.S. Postal Service (USPS) announced an agreement (the "Termination Agreement") to terminate their contract for the transportation and sortation of Priority Mail (the "Priority Mail contract"). The Priority Mail contract was originally scheduled to terminate in the first quarter of 2002, subject to renewal options. Under the terms of the Termination Agreement, the USPS on January 7, 2001, assumed operating responsibility for services covered under the Priority Mail contract, except certain air transportation and related services, which were terminated effective April 23, 2001.

The USPS agreed to reimburse EWA for Priority Mail contract termination costs, including costs of contract-related equipment, inventory, and operating lease commitments, up to $125 million (the "Termination Liability Cap"). On January 7, 2001, the USPS paid EWA $60 million toward the termination costs. The Termination Agreement provides for this provisional payment to be adjusted if actual termination costs are greater or less than $60 million, in which case either the USPS will be required to make an additional payment with interest or EWA will be required to return a portion of the provisional payment with interest. The Termination Agreement preserved EWA's right to pursue claims for underpayment of other amounts owed to EWA under the contract, which were ultimately settled in September 2001 as described below.

On September 26, 2001, EWA entered into an agreement with the USPS to settle claims relating to the underpayment of amounts owed to EWA under the Priority Mail contract with the USPS (the "Settlement Agreement"). Under the Settlement Agreement, EWA received a $235 million payment from the USPS on September 28, 2001 to settle all claims under the Priority Mail contract. These claims were to recover costs of operating under the contract as well as profit and interest thereon. The Priority Mail Termination Agreement described above is unaffected by the Settlement Agreement.

Under the Settlement Agreement, on September 28, 2001, EWA also received a $70 million provisional payment from the USPS for termination costs and other claims related to EWA's Express Mail contract, which was terminated by the USPS "for convenience" effective August 26, 2001. The Settlement Agreement provides for the provisional payment to be adjusted if actual termination costs and other agreed upon claims related to the Express Mail contract are greater or less than $70 million, in which case either the USPS will be required to make an additional payment with interest or EWA will be required to return a portion of the provisional payment with interest.

As of December 31, 2001, the $70 million payment was included in Deferred Credits in CNF's Consolidated Balance Sheets; this amount will continue to be included in Deferred Credits until it is used to retire the remaining $80 million in assets included in deferred charges related to the Express Mail contract. The Settlement Agreement provides that the total amount payable by the USPS for termination costs and other claims relating to the Express Mail contract may not exceed $150 million. On December 14, 2001, EWA filed a termination settlement proposal with the USPS for recovery of EWA's costs of providing service under the terminated Express Mail contract as well as costs incurred by EWA's subcontractors for performing services under the Express Mail contract. Any recovery of such costs would be offset in whole or in part by the $70 million provisional payment received in 2001.

Results of the Express Mail contract are included in the Emery Worldwide reporting segment and are therefore not reported as discontinued operations.

Operating Results and Gain (Loss) from Discontinuance

As a result of the termination of the Priority Mail contract, the results of operations, net assets, and cash flows of the Priority Mail operations have been segregated and classified as discontinued operations.

The summarized results of discontinued operations were as follows:

Dollars in thousands	**2001**	2000	1999
Revenue	**$10,152**	$593,952	$555,509
Operating income before taxes	—	—	4,862
Income taxes	—	—	1,896
Net income from discontinued operations	**$ —**	$ —	$ 2,966
Gain (Loss) from discontinuance, net of taxes (benefits)	**$38,975**	$(13,508)	$ —

The Priority Mail contract provided for an annual re-determination of prices paid to EWA. Because of disputes between the USPS and EWA, these prices never were re-determined and, as a result, EWA did not receive any additional payments to which it would have been entitled upon a favorable re-determination. Unbilled revenue represented the accrual of revenue sufficient only to recover costs. As a result, no operating profit was recognized in connection with the Priority Mail contract since the third quarter of 1999, when EWA filed a claim for re-determined higher prices. Prior to the January 7, 2001 settlement CNF recorded revenues in amounts up to the costs incurred.

As a result of the Settlement Agreement, unbilled revenue was fully recovered and EWA in 2001 recognized a gain from discontinuance of $39.0 million, net of $24.9 million of income taxes. Unbilled revenues at December 31, 2000 was $176.2 million. The loss from discontinuance of $13.5 million recognized in 2000, which is reported net of $8.6 million of income tax benefits, included estimates for the write-down of non-reimbursable assets, legal and advisory fees, costs of providing transportation services for a three-month period following the effective termination date, certain employee-related costs and other non-reimbursable costs from discontinuance.

In 2001, revenue of $10.2 million was recognized for the period prior to the USPS assuming operating responsibility for services covered under the contract on January 7, 2001. Subsequent to January 7, 2001, no revenue was recognized under the Priority Mail contract.

The amount of accrued loss from discontinuance related to EWA's Priority Mail contract recognized at December 31, 2001 and 2000 was $3.3 million and $22.1 million, respectively, and was included in Net Current Liabilities of Discontinued Operations in the Consolidated Balance Sheets. The accrued loss from discontinuance was increased in 2001 by $3.6 million for revised estimates of termination costs related to insurance and legal fees and reduced by 2001 payments of $22.4 million.

The net assets (liabilities) of discontinued operations were as follows:

Dollars in thousands	December 31 2001	2000
Current assets		
Accounts Receivable	**$ —**	$ 10,324
Other	**6,346**	15,796
	6,346	26,120
Property, plant and equipment, net	**—**	66,316
Long-term receivables and other assets	**3,050**	184,348
Total assets of discontinued operations	**9,396**	276,784
Current liabilities	**11,919**	94,334
Long-term liabilities	**—**	77,157
Total liabilities of discontinued operations	**11,919**	171,491
Net assets (liabilities) of discontinued operations	**$ (2,523)**	$105,293

3 NOTE: RESTRUCTURING CHARGES

In June 2001, Emery began an operational restructuring to align it with management's estimates of future business prospects for domestic heavy air freight and address changes in market conditions, which deteriorated due to a slowing domestic economy, loss of EWA's contracts with the USPS to transport Express Mail and Priority Mail and, to a lesser extent, loss of business to ground transportation providers.

The $340.5 million restructuring charge recognized in the second quarter of 2001 consisted primarily of non-cash impairment charges, including the write-off of $184.2 million for unamortized aircraft maintenance and $89.7 million for aircraft operating supplies, equipment and other assets. Asset impairment charges were based on an evaluation of cash flows for North American operations and, for certain assets, independent appraisals. Also included in the restructuring charge was $66.6 million for estimated future cash expenditures related primarily to the return to the lessors of certain aircraft leased to Emery and the termination of the related leases.

As described in "Emery Worldwide—Regulatory Matters" under "Management's Discussion and Analysis," the Federal Aviation Administration (FAA) required EWA to suspend its air carrier operations on August 13, 2001. In response to the FAA suspension, as well as the terrorist actions described below in Note 14, "Contingencies and Other Commitments—Terrorist Attacks," and a deepening global economic recession, Emery's management re-evaluated Emery's restructuring plan. CNF announced on December 5, 2001 that Emery in 2002 would become part of CNF's new Menlo Worldwide group of supply chain service providers and would continue to provide full North American forwarding services utilizing aircraft operated by other air carriers instead of EWA's fleet of aircraft, and that EWA would cease air carrier operations. In connection with the revised restructuring plan, in the fourth quarter of 2001 Emery recognized additional restructuring charges of $311.7 million for the planned disposal of leased aircraft, cessation of EWA's remaining operations, employee separation costs for 157 Emery employees, and other costs.

The $311.7 million restructuring charge recognized in the fourth quarter of 2001 includes primarily accruals for scheduled undiscounted rental payments for aircraft leased to Emery and estimated costs of returning those aircraft upon expiration of the related leases. For 2002, the scheduled rental payments of the aircraft aggregate $61.0 million. However, Emery may pay a larger portion of its scheduled rental payments in 2002 or thereafter, which could be substantial, if EWA successfully negotiates the early termination of aircraft leases or in connection with defaults by EWA under aircraft leases. See Note 14, "Contingencies and Other Commitments—Restructuring Charges and Regulatory Matters."

The following table represents the cumulative activity related to Emery's 2001 restructuring plan:

In millions	Total Charges	Cash Payments	Charged Against Assets	Reserves at December 31, 2001
Employee separations	$ 6.1	$ (0.8)	$ —	$ 5.3
Asset impairments	278.0	—	(278.0)	—
Aircraft and other costs	368.1	(2.9)	—	365.2
	$652.2	$(3.7)	$(278.0)	$370.5

As a result of the restructuring charge recognized in the second quarter of 2001, Emery wrote off all remaining unamortized aircraft maintenance. Prior to the write-off, Emery capitalized the costs to perform required maintenance inspections of engines and aircraft frames for leased and owned aircraft and amortized these costs over the shorter of the period until the next scheduled maintenance or remaining term of the lease agreement. Also, the 2001 restructuring charges included accruals for obligations related to scheduled rental payments and the estimated costs of returning the leased aircraft. The obligation for scheduled rental payments was accrued based on the estimate of undiscounted cash payments payable under the lease agreements. Under certain of Emery's aircraft lease agreements, Emery is expected to return the aircraft with a stipulated number of hours remaining on the aircraft, engines, and landing gear until the next scheduled maintenance. The aircraft lease return provision includes the costs accrued to satisfy this obligation at the date of lease return or other disposal.

There can be no assurance that Emery will not be required to incur additional charges or expend additional amounts in the future in connection with matters relating to the cessation of EWA's air carrier operations or the termination of EWA's aircraft leases, particularly if one or more of the events described in Note 14, "Contingencies and Other Commitments" were to occur, which could have a material adverse effect on CNF's financial condition, cash flows, and results of operations.

4 NOTE: ACCRUED LIABILITIES

Accrued liabilities consisted of the following as of December 31:

Dollars in thousands	2001	2000
Other accrued liabilities	**$110,329**	$ 87,038
Accrued aircraft leases and restructuring liabilities	**92,926**	20,781
Holiday and vacation pay	**66,757**	70,506
Taxes other than income taxes	**37,197**	38,576
Wages and salaries	**32,848**	31,571
Estimated revenue adjustments	**23,781**	29,352
Incentive compensation	**10,019**	34,206
Interest	**5,568**	5,620
Total accrued liabilities	**$379,425**	$317,650

5 NOTE: DEBT AND OTHER FINANCING ARRANGEMENTS

As of December 31, long-term debt and guarantees consisted of the following:

Dollars in thousands	2001	2000
7.35% Notes due 2005 (interest payable semi-annually)	**$100,000**	$100,000
TASP Notes guaranteed, 6.00% to 8.54%, due through 2009 (interest payable semi-annually)	**120,500**	128,000
8⅞% Notes due 2010 (interest payable semi-annually), net of discount and including fair market value adjustment at December 31, 2001	**219,455**	198,816
Industrial Revenue Bonds due 2014 (interest payable quarterly at a floating rate of 3.65% at December 31, 2001)	**4,800**	4,800
	444,755	431,616
Less current maturities	**(8,700)**	(7,500)
Total long-term debt and guarantees	**$436,055**	$424,116

In July 2001, CNF entered into a new five-year $350 million unsecured revolving credit facility that replaced an existing five-year facility. In February 2002 the facility was increased to $385 million when a new participant joined the bank group. The new revolving facility is available for cash borrowings and issuance of letters of credit. Borrowings under the agreement, which terminates on July 3, 2006, bear interest at a rate based upon specified indices plus a margin dependent on CNF's credit rating. The agreement contains various restrictive covenants, including a limitation on the incurrence of additional indebtedness and the requirement for specified levels of consolidated net worth and fixed-charge coverage. At December 31, 2001, CNF had no borrowings and $126.3 million of letters of credit outstanding under this agreement. At December 31, 2000, CNF had no borrowings outstanding under the previous revolving credit facility.

CNF guarantees the notes issued by CNF's Thrift and Stock Plan (TASP). On July 1, 1999, CNF refinanced $45.25 million of Series "A" and $27.15 million of Series "A restructured" TASP notes. These notes, with respective interest rates of 8.42% and 9.04%, were replaced with $72.4 million of new TASP notes with a rate of 6.0% and a maturity date of January 1, 2006. At December 31, 2001, $58.5 million was outstanding under these refinanced notes, which contain financial covenants that require CNF to maintain minimum amounts of net worth and fixed-charge coverage. The remaining $62.0 million of TASP Notes outstanding at December 31, 2001 are subject to redemption at the option of the holders should a certain designated event occur or ratings by both Moody's and Standard & Poor's of senior unsecured indebtedness decline below investment grade.

The 7.35% Notes due in 2005 contain certain covenants limiting the incurrence of additional liens.

CNF's consolidated interest expense as presented on the Statements of Consolidated Operations is net of capitalized interest of $864,000 in 2001, $4,636,000 in 2000, and $5,864,000 in 1999. The aggregate annual maturities and sinking fund requirements of Long-Term Debt and Guarantees for the next five years ending December 31 are $8,700,000 in 2002, $10,100,000 in 2003, $12,000,000 in 2004, $112,700,000 in 2005 and $15,000,000 in 2006.

CNF has interest rate swap agreements designated as fair value hedges, which expire in 2010 and effectively convert CNF's 8⅞% Notes due 2010 to floating rate obligations. With the adoption of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001, the interest rate swaps are recorded on the balance sheet at fair value, which reflects the estimated amounts that CNF would receive or pay to terminate the contracts at the reported date. At December 31, 2001 the $20.6 million estimated fair value of the interest rate swaps was included in Other Assets with a corresponding fair market value adjustment to debt. See Note 9, "Derivative Instruments and Hedging Activities."

Long-term debt, exclusive of capital leases, had carrying values of $431,615,000 and $431,616,000 at December 31, 2001 and 2000, respectively, compared with fair values of approximately $447,208,000 and $450,756,000 at those dates. The estimated fair values were determined based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

As described in Note 3, "Restructuring Charges," EWA in August 2001 was required to suspend its air carrier operations as part of a settlement agreement with the FAA and, on December 5, 2001, CNF announced that EWA would cease operating as an air carrier. Emery's fourth-quarter 2001 restructuring charge incurred in connection with the cessation of EWA's air carrier operations required CNF to obtain amendments to its bank revolving credit agreement in December 2001 in order to remain in compliance with the financial covenants in that agreement. In addition to provisions described in Note 14, "Contingencies and Other Commitments," the amendment temporarily relaxes minimum fixed-charge coverage financial covenants through 2002 and also restricts CNF's capital expenditures. Moreover, if both Moody's and Standard & Poor's reduce their ratings below an investment grade level on CNF's senior long-term debt securities, CNF, including its principal subsidiaries, would be required to pledge collateral to secure the borrowings under the $385 million revolving credit facility and in addition could be required to purchase the TASP notes under covenants in those agreements. See Note 14, "Contingencies and Other Commitments," for a discussion of the impact of regulatory matters and the restructuring charges on CNF's financing arrangements.

6 NOTE: LEASES

CNF and its subsidiaries are obligated under non-cancelable leases. The principal capital lease covers a sorting facility in Dayton, Ohio (the Hub). The Hub is financed by City of Dayton, Ohio revenue bonds. These bonds consist of $46 million of Series A bonds due in February 2018 with an interest rate of 5.625%. The remaining $62 million are due in 2009 and bear rates of interest between 6.05% and 6.20%, and have call provisions. Included in property, plant and equipment is $77 million of Hub-related equipment and leasehold improvements.

Future minimum lease payments with initial or remaining non-cancelable lease terms in excess of one year, at December 31, 2001, were as follows:

Dollars in thousands	Capital Leases	Operating Leases
Year ending December 31:		
2002	$ 9,832	$ 102,306
2003	26,170	85,932
2004	6,819	68,173
2005	6,819	53,665
2006	6,819	32,527
Thereafter (through 2018)	149,752	47,473
Total minimum lease payments	206,211	$390,076
Amount representing interest	(73,386)	
Present value of minimum lease payments	132,825	
Current maturities of obligations under capital leases	(3,065)	
Long-term obligations under capital leases	$129,760	

Certain operating and capital leases contain financial covenants. The most restrictive covenants require Emery to maintain minimum amounts of fixed-charge coverage and net worth. Certain operating leases also contain provisions that allow CNF to extend the leases for various renewal periods.

Rental expense for operating leases comprised the following:

Dollars in thousands	2001	2000	1999
Minimum rentals	**$226,604**	$240,429	$221,047
Sublease rentals	**(3,668)**	(6,069)	(7,436)
Amortization of deferred gains	**(193)**	(1,147)	(1,639)
	$222,743	$233,213	$211,972

CNF has interest rate swap agreements designated as cash flow hedges which expire through 2005 and effectively convert $96.4 million of variable rate lease obligations to fixed rate obligations. Interest rate differentials to be paid or received are recognized over the life of each agreement as adjustments to operating expense. With the adoption of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001, the cash flow hedges are recorded on the balance sheet at fair value, which reflects the estimated amounts that CNF would receive or pay to terminate the contracts at the reported date. At December 31, 2001, the estimated fair value of the cash flow hedges was a liability of $2.5 million. See Note 9, "Derivative Instruments and Hedging Activities."

As described in Note 3, "Restructuring Charges," EWA in August 2001 was required to suspend its air carrier operations as part of a settlement agreement with the FAA and, on December 5, 2001, CNF announced that EWA would cease operating as an air carrier. Emery's fourth-quarter 2001 restructuring charge incurred in connection with the cessation of EWA's air carrier operations has resulted in defaults under agreements pursuant to which EWA leases some of its aircraft. See Note 14, "Contingencies and Other Commitments—Restructuring Charges and Regulatory Matters," for a discussion of the impact of regulatory matters and the restructuring charges on CNF's financing arrangements.

7 NOTE: INCOME TAXES

The components of the provision (benefit) for income taxes for the years ended December 31 were as follows:

Dollars in thousands	2001	2000	1999
Income taxes			
Current provision (benefit)			
Federal	**$ (59,859)**	$ 89,020	$ 95,629
State and local	**(2,801)**	7,383	14,285
Foreign	**4,628**	13,430	7,152
	$ (58,032)	$109,833	$117,066
Deferred provision (benefit)			
Federal	**$(183,077)**	$ (1,583)	$ 26,787
State and local	**(21,258)**	1,630	899
	(204,335)	47	27,686
Total income taxes (benefits)	**$(262,367)**	$109,880	$144,752

Income taxes have been provided for foreign operations based upon the various tax laws and rates of the countries in which operations are conducted. There is no direct relationship between CNF's overall foreign income tax provision and foreign pretax book income due to the different methods of taxation used by countries throughout the world.

The components of deferred tax assets and liabilities at December 31 related to the following:

Dollars in thousands	2001	2000
Deferred tax assets		
Reserves for employee benefits	**$ 93,408**	$ 87,192
Reserves for accrued claims costs	**64,652**	48,092
Reserves for post retirement health benefits	**29,602**	45,843
Reserves for restructuring charges	**123,678**	—
Other reserves not currently deductible	**27,222**	52,181
	338,562	233,308
Deferred tax liabilities		
Depreciation and amortization	**117,559**	224,013
Other	**49,030**	48,256
	166,589	272,269
Net deferred tax asset (liability)	**$171,973**	$ (38,961)

Deferred tax assets and liabilities in the Consolidated Balance Sheets are classified based on the related asset or liability creating the deferred tax. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. Although realization is not assured, management believes it more likely than not that all deferred tax assets will be realized.

Income taxes (benefits) varied from the amounts calculated by applying the U.S. statutory income tax rate to the pretax income (loss) as set forth in the following reconciliation:

	2001	2000	1999
Federal statutory tax (benefit) rate	**(35.0%)**	35.0%	35.0%
State income taxes (benefits) (net of federal income tax benefit)	**(3.3)**	2.8	3.3
Foreign taxes in excess of U.S. statutory rate	—	1.0	0.8
Non-deductible operating expenses	**0.4**	0.8	1.0
Amortization of goodwill	**0.5**	1.2	0.9
Foreign tax credits, net	—	(0.5)	(0.4)
Other, net	**(0.3)**	1.8	3.0
Effective income tax rate	**(37.7%)**	42.1%	43.6%

The cumulative undistributed earnings of CNF's foreign subsidiaries (approximately $40.1 million at December 31, 2001), which if remitted are subject to withholding tax, have been reinvested indefinitely in the respective foreign subsidiaries' operations unless it becomes advantageous for tax or foreign exchange reasons to remit these earnings. Therefore, no withholding or U.S. taxes have been provided. The amount of withholding tax that would be payable on remittance of the undistributed earnings would approximate $4.3 million.

Certain contingencies related to income taxes are discussed in Note 14, "Contingencies and Other Commitments."



NOTE: PREFERRED SECURITIES OF SUBSIDIARY TRUST

On June 11, 1997, CNF Trust I (the Trust), a Delaware business trust wholly owned by CNF, issued 2,500,000 of its $2.50 Term Convertible Securities, Series A (TECONS) to the public for gross proceeds of $125 million. The combined proceeds from the issuance of the TECONS and the issuance to CNF of the common securities of the Trust were invested by the Trust in $128.9 million aggregate principal amount of 5% convertible subordinated debentures due June 1, 2012 (the Debentures) issued by CNF. The Debentures are the sole assets of the Trust.

Holders of the TECONS are entitled to receive cumulative cash distributions at an annual rate of $2.50 per TECONS (equivalent to a rate of 5% per annum of the stated liquidation amount of $50 per TECONS). CNF has guaranteed, on a subordinated basis, distributions and other payments due on the TECONS, to the extent the Trust has funds available therefore and subject to certain other limitations (the "Guarantee"). The Guarantee, when taken together with the obligations of CNF under the Debentures, the Indenture pursuant to which the Debentures were issued, and the Amended and Restated Declaration of Trust of the Trust [including its obligations to pay costs, fees, expenses, debts and other obligations of the Trust (other than with respect to the TECONS and the common securities of the Trust)], provide a full and unconditional guarantee of amounts due on the TECONS.

The Debentures are redeemable for cash, at the option of CNF, in whole or in part, on or after June 1, 2000 at a price equal to 103.125% of the principal amount, declining annually to par if redeemed on or after June 1, 2005, plus accrued and unpaid interest. In certain circumstances relating to federal income tax matters, the Debentures may be redeemed by CNF at 100% of the principal plus accrued and unpaid interest. Upon any redemption of the Debentures, a like aggregate liquidation amount of TECONS will be redeemed. The TECONS do not have a stated maturity date, although they are subject to mandatory redemption upon maturity of the Debentures on June 1, 2012, or upon earlier redemption.

Each TECONS is convertible at any time prior to the close of business on June 1, 2012 at the option of the holder into shares of CNF's common stock at a conversion rate of 1.25 shares of CNF's common stock for each TECONS, subject to adjustment in certain circumstances.

9 NOTE: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Effective January 1, 2001, CNF adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS 138. SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument, as defined, be recorded on the balance sheet as either an asset or liability measured at fair value and that changes in fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Qualifying hedges allow a derivative's gains or losses to offset related results on the hedged item in the income statement or be deferred in Accumulated Other Comprehensive Income (Loss) until the hedged item is recognized in earnings.

CNF is exposed to a variety of market risks, including the effects of interest rates, commodity prices, foreign currency exchange rates and credit risk. CNF's policy is to enter into derivative financial instruments only in circumstances that warrant the hedge of an underlying asset, liability or future cash flow against exposure to the related risk. Additionally, the designated hedges should have high correlation to the underlying exposure such that fluctuations in the value of the derivatives offset reciprocal changes in the underlying exposure.

CNF formally documents its hedge relationships, including identifying the hedge instruments and hedged items, as well as its risk management objectives and strategies for entering into the hedge transaction. At hedge inception and at least quarterly thereafter, CNF assesses whether the derivatives are effective in offsetting changes in either the cash flows or fair value of the hedged item. If a derivative ceases to be a highly effective hedge, CNF will discontinue hedge accounting, and any gains or losses on the derivative instrument would be recognized in earnings in the period it no longer qualifies for hedge accounting.

For derivatives designated as cash flow hedges, changes in the derivative's fair value are recognized in Accumulated Other Comprehensive Income (Loss) until the hedged item is recognized in earnings. Any change in fair value resulting from ineffectiveness is recognized immediately in earnings. For derivatives designated as fair value hedges, changes in the derivative's fair value are recognized in earnings and offset by changes in the fair value of the hedged item, which are recognized in earnings to the extent that the derivative is effective.

CNF's cash flow hedges include interest rate swap derivatives designated to mitigate the effects of interest rate volatility on floating-rate operating lease payments. Fair value hedges include interest rate swap derivatives designated to mitigate the effects of interest rate volatility on the fair value of fixed-rate long-term debt. CNF's current interest rate swap derivatives qualify for hedge accounting treatment under SFAS 133.

In accordance with the transition provisions of SFAS 133, CNF recorded in Other Assets a transition adjustment of $20.6 million to recognize the estimated fair value of interest rate swap derivatives, a $4.9 million ($3.0 million after tax) transition adjustment in Accumulated Other Comprehensive Loss to recognize the estimated fair value of interest rate swap derivatives designated as cash flow hedges, and a $15.7 million transition adjustment in Long-Term Debt to recognize the difference between the carrying value and estimated fair value of fixed-rate debt hedged with interest rate swap derivatives designated as fair value hedges.

During 2001, the estimated fair value of CNF's fair value hedges increased $4.9 million and offset equal increases in the estimated fair value of CNF's fixed-rate long-term debt. The estimated fair value of cash flow hedges in 2001 declined $7.5 million ($4.5 million after tax).

10 NOTE: SHAREHOLDERS' EQUITY

Series B Preferred Stock

In 1989, the Board of Directors designated a series of 1,100,000 preferred shares as Series B Cumulative Convertible Preferred Stock, $.01 stated value, which is held by the CNF Thrift and Stock Plan (TASP). The Series B preferred stock is convertible into common stock, as described in Note 12, "Thrift and Stock Plan," at the rate of 4.71 shares for each share of preferred stock subject to antidilution adjustments in certain circumstances. Holders of the Series B preferred stock are entitled to vote with the common stock and are entitled to a number of votes in such circumstances equal to the product of (a) 1.3 multiplied by (b) the number of shares of common stock into which the Series B preferred stock is convertible on the record date of such vote. Holders of the Series B preferred stock are also entitled to vote separately as a class on certain other matters. The TASP trustee is required to vote the allocated shares based upon instructions from the participants; unallocated shares are voted in proportion to the voting instructions received from the participants with allocated shares.

Accumulated Other Comprehensive Income (Loss)

SFAS 130, "Reporting Comprehensive Income," requires companies to report a measure of all changes in equity except those resulting from investment by owners and distribution to owners, in a financial statement for the period in which they are recognized. CNF has disclosed Comprehensive Income (Loss) in the Statements of Consolidated Shareholders' Equity.

The following is a summary of the components of Accumulated Other Comprehensive Loss:

	December 31	
Dollars in thousands	2001	2000
Cumulative effect of accounting change, net of tax (Note 9)	**$ 3,005**	$ —
Accumulated change in fair value of cash flow hedges (Note 9)	**(4,548)**	—
Accumulated foreign currency translation adjustments	**(32,782)**	(27,378)
Minimum pension liability adjustment	**(11,099)**	(8,441)
Accumulated other comprehensive loss	**$(45,424)**	$(35,819)

11 NOTE: EMPLOYEE BENEFIT PLANS

Pension Plans

CNF has a non-contributory defined benefit pension plan (the Plan) covering non-contractual employees in the United States. CNF's annual pension provision and contributions are based on an independent actuarial computation. Although it is CNF's funding policy to contribute the minimum required tax-deductible contribution for the year, it may increase its contribution above the minimum if appropriate to its tax and cash position and the Plan's funded status. Benefits under the Plan are based on a career average final five-year pay formula. Approximately 91% of the Plan assets are invested in publicly traded stocks and bonds. The remainder is invested in temporary cash investments, real estate funds and investment capital funds.

CNF also has a supplemental retirement program that provides additional benefits for compensation excluded from the basic Plan. The annual provision for these programs is based on independent actuarial computations using assumptions consistent with the Plan. At December 31, 2001 and 2000, the accrued benefit cost was $24,040,000 and $20,058,000, respectively, and the net periodic pension cost was $5,540,000 in 2001, $4,951,000 in 2000, and $4,290,000 in 1999. Included in Employee Benefits in the Balance Sheet at December 31, 2001, was a minimum pension liability adjustment for the supplemental retirement program of $11,099,000 offset by an accumulated other comprehensive loss of the same amount.

Post Retirement Medical Plans

CNF has a retiree medical plan that provides benefits to all non-contractual employees at least 55 years of age with 10 years or more of service. The retiree medical plan limits benefits for participants who were not eligible to retire before January 1, 1993, to a defined dollar amount based on age and years of service and does not provide employer-subsidized retiree medical benefits for employees hired on or after January 1, 1993.

The following sets forth the changes in pension and post retirement medical benefit obligations and the determination of the accrued benefit costs that are included in Employee Benefits in the Consolidated Balance Sheets at December 31:

	Pension Plan		Post Retirement Plan	
Dollars in thousands	**2001**	2000	**2001**	2000
Change in benefit obligation:				
Projected benefit obligation at beginning of year	**$ 465,243**	$ 397,121	**$ 53,923**	$ 84,774
Service cost—benefits earned during the year	**37,936**	33,866	**1,178**	1,449
Interest cost on projected benefit obligation	**39,400**	33,571	**5,003**	6,669
Curtailment gain	**(15,787)**	(2,356)	—	—
Actuarial loss (gain)	**42,466**	8,685	**20,986**	(3,124)
Amendments and benefit obligations	**996**	6,164	**(1,055)**	(30,707)
Benefits paid	**(13,213)**	(11,808)	**(4,398)**	(5,138)
Projected benefit obligation at end of year	**557,041**	465,243	**75,637**	53,923
Change in plan assets:				
Fair value of plan assets at beginning of year	**410,944**	434,347	**—**	—
Actual return on plan assets	**(18,586)**	(12,804)	—	—
Company contributions	**13,112**	—	**4,398**	5,138
Transfers from defined contribution plan	**20,985**	1,209	**—**	—
Benefits paid	**(13,213)**	(11,808)	**(4,398)**	(5,138)
Fair value of plan assets at end of year	**413,242**	410,944	—	—
Funded status of the plans	**(143,799)**	(54,299)	**(75,637)**	(53,923)
Unrecognized actuarial (gain) loss	**7,384**	(66,084)	**7,097**	(13,889)
Unrecognized prior service costs (benefit)	**8,736**	11,206	**(1,279)**	(279)
Unrecognized net asset at transition	**(2,181)**	(3,388)	**—**	—
Accrued benefit cost	**$ (129,860)**	$(112,565)	**$(69,819)**	$(68,091)
Weighted-average assumptions as of December 31:				
Discount rate	**7.25%**	7.75%	**7.25%**	7.75%
Expected long-term rate of return on assets	**9.50%**	9.50%	—	—
Rate of compensation increase	**4.50%**	5.00%	**—**	—

Net periodic benefit costs for the years ended December 31 includes the following:

	Pension Plan			Post Retirement Plan		
Dollars in thousands	**2001**	2000	1999	**2001**	2000	1999
Service cost—benefits earned during the year	**$ 37,936**	$ 33,866	$ 37,733	**$1,178**	$1,449	$1,558
Interest cost on benefit obligation	**39,400**	33,571	30,525	**5,003**	6,669	6,289
Expected return on plan assets	**(38,944)**	(40,866)	(33,298)	**—**	—	—
Net amortization and deferral	**(292)**	(7,523)	21	**(55)**	(144)	(55)
Net benefit cost	**$ 38,100**	$ 19,048	$ 34,981	**$6,126**	$7,974	$7,792

In 2001, CNF transferred obligations related to disabled employees totaling $30,707,000 from the post retirement medical plan into a long-term disability plan as these medical benefits are more appropriately classified as part of that plan. This transfer was reflected in the change in the 2000 post retirement benefit obligation as part of plan amendments and benefit adjustments. At December 31, 2001 the accrued long-term disability plan liability was $36,913,000.

At December 31, 2001, a 10.25% annual rate of increase in the per capita cost of covered medical benefits was assumed for 2002 and was assumed to decrease gradually to 5.5% for 2008 and remain at that level thereafter. A 5.5% annual rate of increase in the per capita cost of dental and vision benefits was assumed for 2002 and was assumed to remain at that level thereafter. A one-percentage-point change in assumed health care cost trend rates would change the aggregate service and interest cost by $355,000 and the accumulated benefit obligation by approximately $4,000,000.

Other Compensation Plans

CNF and each of its subsidiaries have adopted various plans relating to the achievement of specific goals to provide incentive compensation for designated employees. Total compensation earned by salaried participants of those plans was $8,712,000, $36,134,000, and $47,068,000 in 2001, 2000, and 1999, respectively, and by hourly participants was $7,308,000, $30,612,000, and $24,053,000 in 2001, 2000, and 1999, respectively.

12 NOTE: THRIFT AND STOCK PLAN

CNF sponsors the CNF Thrift and Stock Plan (TASP), a voluntary defined contribution plan with a leveraged ESOP feature, for non-contractual U.S. employees. In 1989, the TASP borrowed $150,000,000 to purchase 986,259 shares of CNF's Series B Cumulative Convertible Preferred Stock. This stock is only issuable to the TASP trustee. The TASP satisfies CNF's contribution requirement by matching up to 50% of the first 3% of a participant's basic compensation. CNF contributions to the TASP were $12,314,000 in 2001, $13,282,000 in 2000, and $13,735,000 in 1999, in the form of common and preferred stock.

The Series B Preferred Stock earns a dividend of $12.93 per share and is used to repay the TASP debt. Any shortfall is paid in cash by CNF. Dividends on these preferred shares are deductible for income tax purposes and, accordingly, are reflected net of their tax benefits in the Statements of Consolidated Operations. Allocation of preferred stock to participants' accounts is based upon the ratio of the current year's principal and interest payments to the total TASP debt. Since CNF guarantees the debt, it is reflected in Long-term Debt and Guarantees in the Consolidated Balance Sheets. The TASP guarantees are reduced as principal is paid.

Each share of preferred stock is convertible into common stock, upon an employee ceasing participation in the plan, at a rate generally equal to that number of shares of common stock that could be purchased for $152.10, but not less than the minimum conversion rate of 4.71 shares of common stock for each share of Series B preferred stock.

Deferred compensation expense is recognized as the preferred shares are allocated to participants and is equivalent to the cost of the preferred shares allocated and the TASP interest expense for the year, reduced by the dividends paid to the TASP. During 2001, 2000, and 1999, $7,282,000, $6,998,000, and $7,236,000, respectively, of deferred compensation expense was recognized.

At December 31, 2001, the TASP owned 805,895 shares of Series B preferred stock, of which 329,131 shares have been allocated to employees. At December 31, 2001, CNF has reserved, authorized and unissued common stock adequate to satisfy the conversion feature of the Series B preferred stock.

13 NOTE: STOCK-BASED COMPENSATION

Stock Options

Officers and non-employee directors have been granted options under CNF's stock option plans to purchase common stock of CNF at prices equal to the market value of the stock on the date of grant. Options granted prior to June 30, 1998 generally are exercisable one year from the date of grant. Stock option grants awarded subsequent to June 30, 1998 generally vest ratably over four years following the grant date. The options generally expire 10 years from the dates of grant.

CNF applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Had compensation cost for CNF's stock-based compensation plans been determined in accordance with SFAS 123, "Accounting for Stock-Based Compensation," pro forma net income (loss) from continuing operations as reported net of preferred dividends was ($451.4) million, $133.2 million and $177.3 million for the years 2001, 2000 and 1999, respectively. Diluted earnings (loss) per share would have been ($9.26), $2.38 and $3.16 per share for the years 2001, 2000 and 1999, respectively. These pro forma effects of applying SFAS 123 are not indicative of future amounts.

The weighted-average grant-date fair value of options granted in 2001, 2000 and 1999 was $11.71, $14.26, and $15.65 per share, respectively, and were estimated using the Black-Scholes options pricing model with the following assumptions:

	2001	2000	1999
Risk-free interest rate	**4.2%–5.1%**	5.6%–6.9%	5.0%–6.5%
Expected life (years)	**5.9**	5.8	5.8
Expected volatility	**49%**	60%	50%
Expected dividend yield	**1.2%**	1.4%	1.0%

The following is a summary of stock option data:

	Number of Options	Wtd. Avg. Exercise Price
Outstanding at December 31, 1998	2,931,019	24.60
Granted	751,100	30.92
Exercised	(446,128)	16.75
Expired or canceled	(10,995)	30.78
Outstanding at December 31, 1999	3,224,996	27.13
Granted	1,749,950	26.24
Exercised	(115,732)	15.48
Expired or canceled	(131,267)	33.02
Outstanding at December 31, 2000	4,727,947	26.90
Granted	1,311,404	25.48
Exercised	(178,377)	18.01
Expired or canceled	(137,200)	33.43
Outstanding at December 31, 2001	**5,723,774**	**26.69**
Options exercisable as of December 31:		
2001	**2,462,480**	**26.17**
2000	2,013,257	24.78
1999	2,020,646	23.66

The following is a summary of the stock options outstanding and exercisable at December 31, 2001:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number of Options	Remaining Life in Years	Wtd. Avg. Exercise Price	Number of Options	Wtd. Avg. Exercise Price
$11.08–$16.26	275,868	1.6	14.17	275,868	14.17
$18.05–$27.06	3,717,394	3.7	24.28	1,148,010	21.19
$29.63–$43.06	1,730,512	18.5	33.89	1,038,602	34.86

Restricted Stock

Under terms of CNF's stock-based compensation plans, shares of CNF's common stock were awarded to executive officers in 1999 and are awarded annually to directors. Restrictions on the shares generally expire one-third per year dependent on the achievement of certain market prices of CNF's common stock. Shares are valued at the market price of CNF's common stock at the date of award.

The following table summarizes information about restricted stock awards for the years ended December 31:

	2001		2000		1999	
	Shares	**Wtd. Avg. Fair Value**	Shares	Wtd. Avg. Fair Value	Shares	Wtd. Avg. Fair Value
Awarded	**4,059**	**33.81**	19,258	$34.50	63,112	$33.08
Forfeited	**49,132**	**29.82**	15,332	23.87	—	—

The weighted-average fair value for shares awarded in 2000 excludes 15,276 shares awarded for settlement of pension liabilities due to certain directors.

CNF reversed net compensation expense recognized for restricted stock in the amount of $3,300,000 in 2001. Total compensation expense recognized for restricted stock in 2000, and 1999 was $358,000 and $4,622,000, respectively.

At December 31, 2001, CNF had 1,529,413 common shares available for the grant of stock options, restricted stock, or other stock-based incentive compensation.

14 NOTE: CONTINGENCIES AND OTHER COMMITMENTS

IRS Matters

CNF is currently under examination by the Internal Revenue Service (IRS) for tax years 1987 through 1999 on various issues. In connection with those examinations, the IRS proposed adjustments for tax years 1987 through 1990 after which CNF filed a protest and engaged in discussions with the Appeals Office of the IRS. After those discussions failed to produce a settlement, in March 2000, the IRS issued a Notice of Deficiency (the Notice) for the years 1987 through 1990 with respect to various issues, including aircraft maintenance and matters related to years prior to the spin-off of Consolidated Freightways Corporation (CFC), CNF's former long-haul LTL segment, on December 2, 1996. Based upon the Notice, the total amount of the deficiency for items in years 1987 through 1990, including taxes and interest, was $164.2 million as of December 31, 2001. The amount originally due under the Notice was reduced in the third quarter of 2000 by a portion of CNF's $93.4 million payment to the IRS, which is described below.

In addition to the issues covered under the Notice for tax years 1987 through 1990, the IRS in May 2000 proposed additional adjustments for tax years 1991 through 1996 with respect to various issues, including aircraft maintenance and matters relating to CFC for years prior to the spin-off.

Under the Notice, the IRS has assessed a substantial adjustment for tax years 1989 and 1990 based on the IRS' position that certain aircraft maintenance costs should have been capitalized rather than expensed for federal income tax purposes. CNF believes that its practice of expensing these types of aircraft maintenance costs is consistent with industry practice and Treasury Ruling 2001-4. CNF intends to vigorously contest the Notice and the proposed adjustments as they pertain to the aircraft maintenance issue.

CNF paid $93.4 million to the IRS in the third quarter of 2000 to stop the accrual of interest on amounts due under the Notice for tax years 1987 through 1990 and under proposed adjustments for tax years 1991 through 1996 for matters relating to CFC for years prior to the spin-off and for all other issues except aircraft maintenance costs.

There can be no assurance that CNF will not be liable for all of the amounts due under the Notice and proposed adjustments. As a result, CNF is unable to predict the ultimate outcome of this matter and there can be no assurance that this matter will not have a material adverse effect on CNF's financial condition, cash flows, or results of operations.

Spin-off of CFC

As part of the spin-off, CNF and CFC entered into a tax sharing agreement that provided a mechanism for the allocation of any additional tax liability and related interest that arise due to adjustments by the IRS for years prior to the spin-off. In May 2000, CNF and CFC settled certain federal tax matters relating to CFC on issues for tax years 1984 through 1990. Under the settlement agreement, CNF received from CFC cash of $16.7 million, a $20.0 million note due in 2004, and a commitment to transfer to CNF land and buildings with an estimated value of $21.2 million.

In the last half of 2000, CNF received real property with an estimated value of $21.2 million in settlement of CFC's commitment to transfer land and buildings. Prior to its transfer, the real property collateralized CFC's obligations to CNF. In March 2001, CNF entered into an agreement to acquire real property owned by CFC in settlement of CFC's $20.0 million note due in 2004. In September 2001, the real property was effectively swapped, in a non-cash exchange, for CFC's $20.0 million note due in 2004 following a three-way exchange among CNF, CFC and a third party.

In connection with the spin-off of CFC, CNF agreed to indemnify certain states, insurance companies and sureties against the failure of CFC to pay certain worker's compensation, tax and public liability claims that were pending as of September 30, 1996. In some cases, these indemnities are supported by letters of credit under which CNF is liable to the issuing bank and by bonds issued by surety companies. Although CFC is obligated to reimburse and indemnify CNF against liability with respect to these claims, CFC's obligation is not secured by any collateral and there can be no assurance that CFC will, in fact, reimburse and indemnify CNF. Any failure by CFC to reimburse or indemnify CNF for a substantial amount of these claims could have a material adverse affect on CNF's financial condition, cash flows, or results of operations.

Restructuring Charges and Regulatory Matters

Due in large part to the restructuring charge incurred in connection with the cessation of EWA's air carrier operations as described in Note 3, "Restructuring Charges," CNF was required to obtain amendments to its bank revolving credit facility, as described in Note 5, "Debt and Other Financing Arrangements," which provide for the pledge of collateral by CNF and its principal subsidiaries upon specified downgrades of CNF's senior unsecured long-term debt securities. This restructuring charge also resulted in defaults under leases, as described in Note 6, "Leases," pursuant to which EWA leases some of its aircraft. In addition, the restructuring charges recognized by Emery during 2001 reflect CNF's estimate of the costs of terminating EWA's air carrier operations and restructuring Emery's business and related matters. Although CNF believes that the estimate is adequate to cover these costs based on information currently available and assumptions management believes are reasonable under the circumstances, Emery will be required to recognize additional charges or credits if actual results differ from management's estimates. Additional charges could result in defaults under CNF's bank revolving credit facility and other debt instruments and under aircraft leases. For further detailed discussion of these matters, see "Continuing Operations—Emery Worldwide—Regulatory Matters" and "Liquidity and Capital Resources—Restructuring Charges and Regulatory Matters," under "Management's Discussion and Analysis."

As a result of the matters discussed above, CNF can provide no assurance that these matters will not have a material adverse effect on CNF's financial condition, cash flows, or results of operations in the future.

Terrorist Attacks

Operating results at Emery were adversely affected by the terrorist attacks on September 11, 2001. Contractors providing air carrier service to Emery were grounded on September 11 and 12 and did not resume service until the evening of September 13, which adversely affected Emery's results of operations.

In response to the terrorist attacks on September 11, 2001, the U.S. Congress passed the Air Transportation Safety and System Stabilization Act (the "Act"), a $15 billion emergency economic assistance package intended to mitigate financial losses in the air carrier industry. The legislation provides for $5 billion in direct loss reimbursement and $10 billion in federal loan guarantees and credits, expands war risk insurance coverage for air carriers, and provides some government assistance for short-term increases in insurance premiums. Emery is seeking assistance under the Act for direct loss reimbursement; however, CNF can provide no assurance that Emery will receive any payments under the Act or as to the timing or amount of any payments Emery may be entitled to receive under the Act. As such, Emery has not currently recorded any gains or receivables that may result from a recovery by Emery under the Act.

Other

CNF is a defendant in various other lawsuits incidental to its businesses. It is the opinion of management that the ultimate outcome of these actions will not have a material impact on CNF's financial condition, cash flows, or results of operations.

In 1999, Emery recognized a $9.6 million non-operating net gain from the sale of its holdings in Equant N.V., an international data network service provider, which was reported in Miscellaneous Net Expense. Approximately 34% of Emery's holdings in the securities were sold in December 1999, and the remaining shares held by Emery are carried at essentially no cost at December 31, 2001, and are subject to transferability restrictions.

15 NOTE: SEGMENT REPORTING

In 2001, CNF's operations comprised four business segments: Con-Way Transportation Services, Emery Worldwide, Menlo Logistics, and Other. See Note 1, "Principal Accounting Policies—Organization."

Intersegment revenue and related operating income have been eliminated to reconcile to consolidated revenue and operating income. Management evaluates segment performance primarily based on revenue and operating income; therefore, other items included in pretax income, consisting primarily of interest income or expense, are not reported in segment results. Operating income is net of all corporate expenses, which are allocated based on measurable services provided each segment or for general corporate expenses allocated on a revenue and capital basis.

Identifiable corporate assets consist primarily of deferred charges and other assets, property and equipment and deferred taxes. Certain corporate assets that are used to provide shared data processing and other administrative services are not allocated to individual segments.

For geographic reporting, freight transportation revenues are allocated to international locations (except for Canada) when one or both of the shipment origination or destination locations are outside of the United States. Canada, which operates as an integrated part of the North America freight operations, is allocated 50 percent of the revenue when either the origination or destination location is in Canada and the other location is in the United States or an international location. Revenues for contract services are allocated to the country in which the services are performed. Long-lived assets outside of the United States were immaterial for all periods presented.

Dollars in thousands	2001	2000	1999
Revenues			
United States	**$3,609,692**	$4,127,040	$3,810,177
Canada	**117,740**	149,862	132,190
North America	**3,727,432**	4,276,902	3,942,367
International	**1,135,299**	1,295,475	1,094,934
Total	**$4,862,731**	$5,572,377	$5,037,301

Operating Segments

Dollars in thousands	Consolidated	Adjustments, Eliminations and the Parent	Con-Way Transportation Services	Emery Worldwide	Menlo Logistics	Other
Year Ended December 31, 2001						
Revenues	$4,862,731	$ (34,778)	$1,913,021	$2,045,044	$909,694	$ 29,750
Inter-company eliminations	—	34,778	(708)	(250)	(11,512)	(22,308)
Net Revenues	4,862,731	—	1,912,313	2,044,794	898,182	7,442
Operating income (loss)	(660,651)	—	157,467	(790,345)[a]	(15,818)[b]	(11,955)
Depreciation and amortization	195,397	13,220	101,749	71,966	8,044	418
Capital expenditures	192,125	6,821	149,113	23,910	12,184	97
Identifiable assets	2,990,020	670,400	1,021,800	1,090,670	183,501	23,649
Year Ended December 31, 2000						
Revenues	$5,572,377	$ (56,664)	$2,045,580	$2,628,816	$903,964	$ 50,681
Inter-company eliminations	—	56,664	(684)	(20,674)	(13,164)	(22,142)
Net Revenues	5,572,377	—	2,044,896	2,608,142	890,800	28,539
Operating income	289,966	—	227,312[c]	28,365[d]	33,303	986
Depreciation and amortization	190,651	9,544	93,115	80,620	6,939	433
Capital expenditures	235,221	31,992	122,592	68,087	12,291	259
Identifiable assets	3,244,941	520,689	1,011,734	1,516,394	170,326	25,798
Year Ended December 31, 1999						
Revenues	$5,037,301	$ (56,880)	$1,879,053	$2,420,220	$727,593	$ 67,315
Inter-company eliminations	—	56,880	(837)	(11,804)	(11,585)	(32,654)
Net Revenues	5,037,301	—	1,878,216	2,408,416	716,008	34,661
Operating income	354,238	—	228,820	75,514	22,255	27,649[e]
Depreciation and amortization	164,876	10,242	85,418	61,781	6,842	593
Capital expenditures	324,604	6,359	211,971	100,219	5,642	413
Identifiable assets	3,059,334	479,671	968,507	1,439,957	141,184	30,015

(a) Includes a $652.2 million loss from restructuring charges, $55.8 million from costs of EWA's grounded aircraft and a $4.7 million loss from a legal settlement on returned aircraft.
(b) Includes a $47.5 million loss from the business failure of a customer.
(c) Includes a $5.5 million loss from the sale of certain assets of Con-Way Truckload Services.
(d) Includes an $11.9 million loss from the termination of aircraft leases.
(e) Includes a $16.5 million net gain from a corporate legal settlement and a $10.1 million net gain from the sale of the assets of CNF's former wholesale parts and supplies distributor.

16 NOTE: QUARTERLY FINANCIAL DATA (UNAUDITED)

Dollars in thousands except per share data	March 31	June 30	September 30	December 31
2001—Quarter Ended				
Revenues	$1,278,465	$1,256,608	$1,184,959	$1,142,699
Operating income (loss)	33,728	(351,987)[b][c]	(5,370)[c]	(337,022)[b][c]
Income (Loss) from continuing operations before income taxes	25,928	(359,661)	(13,214)	(348,986)[d]
Income tax provision (benefit)	10,371	(133,852)	(4,889)	(133,997)
Net income (loss) from continuing operations[a]	13,517	(227,888)	(10,377)	(217,101)
Gain (loss) from discontinuance, net of tax	—	—	38,975	—
Net Income (Loss) Applicable to Common Shareholders	13,517	(227,888)	28,598	(217,101)
Per share:				
Basic earnings (loss)				
Income (Loss) from continuing operations	0.28	(4.67)	(0.21)	(4.45)
Gain (Loss) from discontinuance, net of tax	—	—	0.80	—
Net Income (Loss) Applicable to Common Shareholders	0.28	(4.67)	0.59	(4.45)
Diluted earnings (loss)				
Income (Loss) from continuing operations	0.26	(4.67)	(0.21)	(4.45)
Gain (Loss) from discontinuance, net of tax	—	—	0.80	—
Net Income (Loss) Applicable to Common Shareholders	0.26	(4.67)	0.59	(4.45)
Market price range	$27.23–$39.88	$25.86–$33.74	$21.05–$32.91	$21.60–$33.25
Common dividends	0.10	0.10	0.10	0.10

	March 31	June 30	September 30	December 31
2000—Quarter Ended				
Revenues	$1,321,894	$1,401,146	$1,409,613	$1,439,724
Operating income	71,469	87,131	54,940[f][g]	76,426
Income from continuing operations before income taxes	66,456[e]	79,589	46,832	68,319
Income taxes	28,244	33,825	19,435	28,376
Net income from continuing operations[a]	36,178	43,692	25,350	37,835
Loss from discontinuance, net of tax	—	—	(13,508)	—
Cumulative effect of accounting change, net of tax	(2,744)	—	—	—
Net Income Available to Common Shareholders	33,434	43,692	11,842	37,835
Per share:				
Basic earnings				
Income from continuing operations	0.75	0.90	0.52	0.78
Loss from discontinuance, net of tax	—	—	(0.28)	—
Cumulative effect of accounting change, net of tax	(0.06)	—	—	—
Net Income Available to Common Shareholders	0.69	0.90	0.24	0.78
Diluted earnings				
Income from continuing operations	0.67	0.80	0.47	0.70
Loss from discontinuance, net of tax	—	—	(0.24)	—
Cumulative effect of accounting change, net of tax	(0.05)	—	—	—
Net Income Available to Common Shareholders	0.62	0.80	0.23	0.70
Market price range	$26.19–$34.75	$22.73–$34.38	$20.25–$29.50	$21.94–$33.81
Common dividends	0.10	0.10	0.10	0.10

(a) Reduced by preferred stock dividends.
(b) Includes a $340.5 million loss, $213.9 million after tax, in June ($4.67 per share), a $311.7 million loss, $192.1 million after tax, in December ($3.93 per share) from restructuring charges and a $4.7 million loss, $2.9 million after tax, in June ($0.06 per share) from a legal settlement on returned aircraft.
(c) Includes a $31.6 million loss, $19.3 million after tax, in June ($0.40 per share), a $6.3 million loss, $3.8 million after tax, in July ($0.08 per share) and a $9.5 million loss, $5.9 million after tax, in December ($0.12 per share) from the business failure of a customer, a $17.0 million loss, $10.4 million after tax, in the third quarter ($0.21 per share) and a $38.8 million loss, $23.9 million after tax, in the fourth quarter ($0.49 per share) from costs of EWA's grounded aircraft.
(d) Includes a $5.3 million loss, $3.3 million after tax, ($0.07 per share) from investments.
(e) Includes a $2.6 million net gain, $1.5 million after tax, ($0.03 per basic and diluted share) from the sale of securities.
(f) Includes a $5.5 million loss, $3.2 million after tax, ($0.07 per basic share and $0.06 per diluted share) from the sale of certain assets of Con-Way Truckload services.
(g) Includes an $11.9 million loss, $6.9 million after tax, ($0.14 per basic share and $0.12 per diluted share) from the termination of aircraft leases.

Management Report on Responsibility for Financial Reporting

The management of CNF Inc. has prepared the accompanying financial statements and is responsible for their integrity. The statements were prepared in accordance with generally accepted accounting principles, after giving consideration to materiality, and are based on management's best estimates and judgments. The other financial information in the annual report is consistent with the financial statements.

Management has established and maintains a system of internal control. Limitations exist in any control structure based on the recognition that the cost of such system should not exceed the benefits derived. Management believes its control system provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. The system of internal control is documented by written policies and procedures that are communicated to employees. The Company's internal audit staff independently assesses the adequacy and the effectiveness of the internal controls which are also tested by the Company's independent public accountants.

The Board of Directors, through its audit committee consisting of five independent directors, is responsible for engaging the independent accountants and assuring that management fulfills its responsibilities in the preparation of the financial statements. The Company's financial Statements have been audited by Arthur Andersen LLP, independent public accountants. Both the internal auditors and Arthur Andersen LLP have access to the audit committee without the presence of management to discuss internal accounting controls, auditing and financial reporting matters.



Gregory L. Quesnel
President, Chief Executive Officer



Chutta Ratnathicam
Senior Vice President, Chief Financial Officer



Kevin S. Coel
Controller

Report of Independent Public Accountants

To the Shareholders and Board of Directors of CNF Inc.

We have audited the accompanying consolidated balance sheets of CNF Inc. (a Delaware Corporation) and subsidiaries as of December 31, 2001 and 2000, and the related statements of consolidated operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNF Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the Consolidated Financial Statements, effective January 1, 2000, the Company changed its method of accounting for recognition of its in-transit freight transportation revenue.



San Francisco, California
January 25, 2002 (except with respect to the increase in the unsecured revolving credit facility as discussed in Note 5, as to which the date is February 22, 2002)

(Dollars in thousands except per share data)	2001	2000	1999	1998	1997
Summary of Operations					
Revenues	**$4,862,731**	$5,572,377	$5,037,301	$4,530,686	$4,215,165
Con-Way Transportation Services	**1,912,313**	2,044,896	1,878,216	1,683,991	1,473,188
Emery Worldwide	**2,044,794**	2,608,142	2,408,416	2,203,474	2,249,594
Menlo Logistics	**898,182**	890,800	716,008	586,835	455,892
Other	**7,442**	28,539	34,661	56,386	36,491
Operating income (loss)	**(660,651)**	289,966	354,238	293,919	277,865
Con-Way Transportation Services	**157,467**	227,312[f]	228,820	206,945	147,155
Emery Worldwide	**(790,345)**[c]	28,365[g]	75,514	64,299	113,963
Menlo Logistics	**(15,818)**[d]	33,303	22,255	19,459	17,178
Other	**(11,955)**	986	27,649[i]	3,216	(431)
Depreciation and amortization	**195,397**	190,651	164,876	145,840	123,391
Interest expense	**27,992**	29,972	25,972	32,627	39,553
Net income (loss) from continuing operations before income taxes (benefits)	**(695,933)**[e]	261,196[h]	332,260[j]	253,812	234,812
Income taxes (benefits)	**(262,367)**	109,880	144,752	112,756	106,839
Income (Loss) from continuing operations[a]	**(441,849)**	143,055	179,290	132,887	120,087
Discontinued operations, net of tax[b]	—	—	2,966	(2,078)	(7,929)
Gain (Loss) from discontinuance, net of tax[b]	**38,975**	(13,508)	—	—	—
Cumulative effect of accounting change, net of tax	—	(2,744)	—	—	—
Net Income (Loss) Applicable to Common Shareholders	**(402,874)**	126,803	182,256	130,809	112,158
Per Share					
Net income (loss) from continuing operations, basic	**$ (9.06)**	$ 2.95	$ 3.72	$ 2.79	$ 2.59
Discontinued operations, net of tax[b]	—	—	0.06	(0.05)	(0.17)
Gain (Loss) from discontinuance, net of tax[b]	**0.80**	(0.28)	—	—	—
Cumulative effect of accounting change, net of tax	—	(0.06)	—	—	—
Net Income (Loss) Applicable to Common Shareholders	**(8.26)**	2.61	3.78	2.74	2.42
Net income (loss) from continuing operations, diluted	**(9.06)**	2.65	3.29	2.49	2.33
Discontinued operations, net of tax[b]	—	—	0.06	(0.04)	(0.15)
Gain (Loss) from discontinuance, net of tax[b]	**0.80**	(0.24)	—	—	—
Cumulative effect of accounting change, net of tax	—	(0.05)	—	—	—
Net Income (Loss) Applicable to Common Shareholders	**(8.26)**	2.36	3.35	2.45	2.18
Common dividends	**0.40**	0.40	0.40	0.40	0.40
Common shareholders' equity	**12.04**	20.90	19.15	15.48	13.26
Statistics					
Total Assets	**$2,990,020**	$3,244,941	$3,059,334	$2,659,105	$2,421,496
Long-term obligations	**565,815**	534,649	433,446	467,635	473,488
Capital expenditures	**192,125**	235,221	324,604	217,725	183,164
Effective income tax rate	**37.7%**	42.1%	43.6%	44.4%	45.5%
Basic average shares	**48,752,480**	48,490,662	48,189,618	47,659,745	46,236,688
Market price range	**$21.05–$39.88**	$20.25–$34.75	$28.28–$45.52	$21.63–$49.94	$20.25–$50.88
Number of shareholders	**8,561**	8,802	9,520	9,870	15,560
Number of regular full-time employees	**26,100**	28,700	28,300	26,500	26,300

(a) Reduced by preferred stock dividends.
(b) Includes the results of Priority Mail operations.
(c) Includes a $652.2 million loss, $406.3 million after tax, ($8.33 per share) from restructuring charges, a $4.7 million loss, $2.9 million after tax, ($0.06 per share) from a legal settlement on returned aircraft, and a $55.8 million loss, $34.8 million after tax, ($0.71 per share) from costs of EWA's grounded aircraft.
(d) Includes a $47.5 million loss, $29.0 million after tax, ($0.59 per share) from the business failure of a customer.
(e) Includes a $5.3 million loss, $3.3 million after tax, ($0.07 per share) from investments.
(f) Includes a $5.5 million loss, $3.2 million after tax, ($0.07 per basic share and $0.06 per diluted share) from the sale of certain assets of Con-Way Truckload Services.
(g) Includes an $11.9 million loss, $6.9 million after tax, ($0.14 per basic share and $0.12 per diluted share) from the termination of aircraft leases.
(h) Includes a $2.6 million net gain, $1.5 million after tax, ($0.03 per basic and diluted share) from the sale of securities.
(i) Includes a $16.5 million net gain, $9.3 million after tax, ($0.19 per basic share and $0.17 per diluted share) from a corporate legal settlement, and a $10.1 million net gain, $5.7 million after tax, ($0.12 per basic share and $0.10 per diluted share) from the sale of the assets of CNF's former wholesale parts and supplies distributor.
(j) Includes a $9.6 million net gain, $5.4 million after tax, ($0.11 per basic share and $0.10 per diluted share) from the sale of securities.

Board of Directors

Donald E. Moffitt* (13)
Chairman of the Board

Gregory L. Quesnel* (4)
President &
Chief Executive Officer – CNF

Robert Alpert* (26)
Chairman of the Board –
Alpert Corporation

Richard A. Clarke (7)
Retired Chairman &
Chief Executive Officer –
Pacific Gas & Electric
Company

Margaret G. Gill (8)
Retired Senior Vice President,
Legal, External Affairs &
Secretary – Air Touch
Communications

Robert Jaunich II* (10)
Managing Director –
The Fremont Group

W. Keith Kennedy, Jr. (6)
Retired President &
Chief Executive Officer –
Watkins-Johnson Company

Richard B. Madden* (10)
Retired Chairman and
Chief Executive Officer –
Potlatch Corporation

Michael J. Murray (5)
Retired President,
Global Corporate &
Investment Banking –
Bank of America Corporation

Robert D. Rogers (12)
President & Chief Executive
Officer – Texas Industries, Inc.

William J. Schroeder (6)
Silicon Valley Entrepreneur

Robert P. Wayman (9)
Executive Vice President &
Chief Financial Officer –
Hewlett-Packard Company

*Member of Executive Committee
(Years on board)

Corporate Officers

CNF

Gregory L. Quesnel
President &
Chief Executive Officer

Gerald L. Detter
Senior Vice President

Chutta Ratnathicam
Senior Vice President &
Chief Financial Officer

Eberhard G. H. Schmoller
Senior Vice President,
General Counsel &
Corporate Secretary

John H. Williford
Senior Vice President

James R. Allen
Vice President – Public
Affairs & Corporate
Communications

J. Craig Boretz
Vice President &
Chief Tax Officer

D. Wayne Byerley, Jr.
Vice President – Purchasing

Charles J. Dragon
Vice President –
Administration

David L. Slate
Vice President –
Human Resources &
Deputy General Counsel

Roy L. Swackhamer
Vice President & Chief
Information Officer

Mark C. Thickpenny
Vice President & Treasurer

Principal Operating Management

Con-Way Transportation Services

Gerald L. Detter
President &
Chief Executive Officer

Bryan M. Millican
Executive Vice President –
Sales & Marketing

Douglas W. Stotlar
Executive Vice President –
Operations

Jacquelyn A. Barretta
Vice President –
Information Services

Scott J. Engers
Vice President &
Corporate Counsel

Julia P. Jannausch
Vice President –
Human Resources

William C. Litty
Vice President –
National Sales

David L. Miller
Vice President –
Strategic Planning

Edward P. Moritz
Vice President – Marketing

Kevin C. Schick
Vice President,
Controller & Treasurer

Con-Way Western Express

David S. McClimon
President &
Chief Executive Officer

Con-Way Central Express

Richard V. Palazzo
President &
Chief Executive Officer

Con-Way Southern Express

John T. Hickerson
President &
Chief Executive Officer

Con-Way Air Express

Gary P. Baude
Vice President &
General Manager

Con-Way Logistics

Michael S. Bare
Vice President &
General Manager

Con-Way NOW

J. Edwin Conaway
President &
Chief Executive Officer

Menlo Worldwide

John H. Williford
President &
Chief Executive Officer

John H. Rocheleau
Vice President – Finance

Emery Forwarding

Eric W. Kirchner
Executive Vice President

Peter K. Quantrill
Executive Vice President

J. Michael Allgood
Vice President &
Chief Financial Officer

Robert C. Conlon
Vice President &
Corporate Counsel

Douglas J. Foster
Vice President –
Sales & Marketing

Gerard Trimarco
Vice President –
Transportation

Emery Expedite!

David S. Quin
President &
Chief Executive Officer

Menlo Worldwide Logistics

Robert L. Bianco
President &
Chief Executive Officer

John C. Beckett
Vice President – Operations

Joseph M. Dagnese
Vice President – Operations

James P. Fields
Vice President –
Business Development

Allan W. Meyers
Vice President, Controller &
Treasurer

Jennifer W. Rosenfeld
Vice President &
Corporate Counsel

Menlo Worldwide Technologies

Edward G. Feitzinger
Senior Vice President

Lawrence M. Maloney
Vice President - Consulting

Vector SCM

Gary D. Kowalski
President &
Chief Executive Officer

Gregory A. Humes
Vice President &
Chief Operating Officer

James K. Commiskey
Vice President – Global
Services

Michael W. O'Donnell
Vice President – Operations

Joseph E. Tillman
Vice President – Finance &
Chief Financial Officer

Road Systems

Lynn C. Reinbolt
General Manager

CNF Inc.
3240 Hillview Avenue
Palo Alto, CA 94304
Tel: (650) 494-2900
www.cnf.com
CNF is an equal opportunity employer.

Availability of Form 10-K
The company's annual Form 10-K report filed with the Securities and Exchange Commission will be available to interested shareholders after April 15. A copy may be obtained by writing to the Corporate Secretary.

Inquiries
News media inquiries should be made to the Director of Public Relations at (650) 813-5336 or via e-mail at cnfmedia@cnf.com.

Shareholder and investor inquiries should be addressed to the Director of Investor Relations, or call toll-free (800) 340-6641, or e-mail CNFInvest@cnf.com.

Transfer Agent And Registrar
EquiServe Trust Company, N.A. For shareholder information, call (800) 756-8200.

Stock Exchanges
New York and Pacific

Ticker Symbol
CNF

Annual Shareholders' Meeting
The Annual Meeting will be held at 9:00 a.m., Tuesday, April 23, 2002, at the Hotel duPont in Wilmington, Delaware.

Auditors
Arthur Andersen LLP

Con-Way Transportation Services
110 Parkland Plaza
Ann Arbor, MI 48103
Tel: (734) 769-0203
www.con-way.com

Con-Way Western Express
6301 Beach Boulevard
Suite 300
Buena Park, CA 90621
Tel: (714) 562-0110

Con-Way Central Express
4880 Venture Drive
Ann Arbor, MI 48108
Tel: (734) 994-6600

Con-Way Southern Express
14500 Trinity Boulevard
Suite 118
Fort Worth, TX 76155
Tel: (817) 358-3600

Con-Way Air Express
277 Southfield Parkway
Suite 170
Forest Park, GA 30297
Tel: (866) 229-1800

Con-Way Logistics
2759 N. Eola Road
Aurora, IL 60504
Tel: (773) 582-6731
www.con-way-logistics.com

Con-Way NOW
4840 Venture Drive
Suite 100
Ann Arbor, MI 48108
Tel: (734) 669-8081
www.con-waynow.com

Menlo Worldwide
One Lagoon Drive
Suite 400
Redwood City, CA 94065
Tel: (650) 596-9600
www.menloworldwide.com

Amsterdam
Koolhovenlaan 25
1119 NB Schiphol-Rijk
Amsterdam, The Netherlands
Tel: 31 (0) 20 655 8100
Fax: 31 (0) 20 655 8101

Frankfurt
Langer Kornweg 8
65451 Kelsterbach
Frankfurt, Germany
Tel: 49 6107 778 0
Fax: 49 6107 778 216

Hong Kong
Units 617-628, 6/F.,
Trade Square
681 Cheung Sha Wan Road
Kowloon, Hong Kong
Tel: (852) 2796 3883
Fax: (852) 2753 5368

London
World Business Centre 2
Newall Road
London Heathrow Airport
Middlesex TW6 2RB
United Kingdom
Tel: 44 (0) 208 260-6000
Fax: 44 (0) 208 260-6030

Singapore
7 Changi South Lane #05-00
Singapore 486119
Tel: (65) 543 5454
Fax: (65) 545 6345

São Paulo
Av. Angelica 819
7th Floor
CEP 01227-000
São Paulo, SP, Brazil
Tel: 55 11 3662 2026
Fax: 55 11 3662 1737

Sydney
Units 16/17 Discovery Cove
1801 Botany Road
Banksmeadow
Sydney, Australia, NS 2019
Tel: (612) 9316 2111
Fax: (612) 9316 5958

Tokyo
Meiji-Seimei Shin-Urayasu Bldg.
9th Floor
1-5-2, Irifune, Urayasu-shi
Chiba-ken, Japan 279-0012
Tel: (81) 47 382 3850
Fax: (81) 47 382 3855

Emery Forwarding
One Lagoon Drive
Suite 400
Redwood City, CA 94065
Tel: (650) 596-9600
www.emeryworldwide.com

Emery Customs Brokers
6940A Engle Road
Middleburg Heights, OH 44103
Tel: (440) 243-9326

Emery Ocean Services
One Lagoon Drive
Redwood City, CA 94065
Tel: (650) 596-9600

Emery Expedite!
10881 Lowell, Suite 220
Overland Park, KS 66210
Tel: (800) 406-8997

Menlo Worldwide Logistics
One Lagoon Drive
Suite 300
Redwood City, CA 94065
Tel: (650) 596-4000
www.menlologistics.com

Menlo Worldwide Technologies
One Lagoon Drive
Suite 400
Redwood City, CA 94065
Tel: (650) 596-9600

Vector SCM
27275 Hagerty Road
Suite 550
Novi, MI 48337
Tel: (248) 449-2875
www.vectorscm.com

Road Systems
2001 South Benton Street
Searcy, AR 72143
Tel: (501) 279-0991

Honoring Exceptional Employees in 2001

In 1996, the company established the Raymond F. O'Brien Award of Excellence in honor of Mr. O'Brien, the company's Chairman Emeritus.

Companywide recipients nominated by their peers are selected on the basis of qualities that distinguished Mr. O'Brien during his 37-year career with CNF: service excellence, innovative solutions, cost controls, development of others and ethics/integrity.

The 2001 recipients of CNF's most prestigious employee honor are:

Hector Ahorrio. Logistics manager, Menlo Logistics

Mary Hallgren. Senior account executive, Con-Way Central Express

Gerald D. Jeffs. Senior logistics engineer, Menlo Logistics

Mark S. Lombardo. General manager, Emery Worldwide

Robert Simons. Senior capacity performance and facilities administrator, CNF Inc.

PAST AWARD RECIPIENTS

2000

Edwina Bock
Con-Way Central Express

D. Wayne Byerley, Jr.
CNF Inc.

William Dolezal
Emery Worldwide Airlines

Stuart Frost
Emery Worldwide

Shelley Levitt
Menlo Logistics

1999

Michelle K. Braun
Menlo Logistics

Denise J. Johnson
CNF Inc.

Norman A. Rud
Con-Way Central Express

Rajiv Saxena, Ph.D.
Menlo Logistics

Benny L. Stover
Emery Worldwide

1998

J.W. "Bill" Clements
Emery Worldwide

Leland R. Grigsby
Con-Way Western Express

James D. Nelson
CNF Transportation Inc.

James A. Patrick
Road Systems

Sandra C. Pesina
Con-Way Southern Express

1997

Gary L. Crumrine
Con-Way Western Express

Donna-Lynn Kublick
CNF Transportation Inc.

Gerald A. Kyle
Menlo Logistics

Richard V. Palazzo
Con-Way Central Express

Michael G. Roach
Emery Worldwide

1996

June E. Hyatt
Con-Way Western Express

Mani Manivannan
CNF Transportation Inc.

Derek J. Seath
Canadian Freightways Ltd.

Richard W. Sutphen
Emery Worldwide

Robert R. Zoesch
CNF Transportation Inc.

Design: Pentagram Illustration: David Wilcox


CNF

3240 HILLVIEW AVENUE
PALO ALTO, CA 94304